SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDEX

Company data

Capital Composition

Individual Financial Statements

Balance Sheet - Assets

Balance Sheet – Liabilities

Income Statements

Comprehensive Income

Cash Flow Statement

Statements of Changes in Shareholders´ Equity

01/01/2011 to 03/31/2011

01/01/2010 to 03/31/2010

Statement of value added

Consolidated Financial Statement

Balance Sheet - Assets

Balance Sheet – Liabilities

Income Statements

Comprehensive Income

Cash Flow Statement

Statements of Changes in Shareholders´ Equity

01/01/2011 to 03/31/2011

01/01/2010 to 03/31/2010

Statement of value added

Management Report

Notes to quarterly information

Outlook

Reports and Statements

Review Report of Quarterly Information - Unqualified

Management Statement of Quarterly Information

Management Statement on the Review Report

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

CAPITAL COMPOSITION

Number of Shares (in thousands)	CURRENT QUARTER 3/31/2011
Paid-in Capital
1 - Common	431,984
2 - Preferred	0
3 - Total	431,984
Treasury share
4 - Common	600
5 - Preferred	0
6 - Total	600

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET – ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	3/31/2011	12/31/2010
1	Total Assets	7,053,543	7,005,270
1.01	Current Assets	2,688,627	2,839,648
1.01.01	Cash and cash equivalents	13,617	66,092
1.01.01.01	Cash and banks	10,184	30,524
1.01.01.02	Financial Investments	3,433	35,568
1.01.02	Fair value of marketable securities	326,369	491,295
1.01.02.01	Fair value of marketable securities	326,369	491,295
1.01.02.01.02	Marketable securities – held for sale	326,369	491,295
1.01.03	Trade accounts receivable	1,116,827	1,039,549
1.01.03.01	Trade accounts receivable	1,116,827	1,039,549
1.01.03.01.01	Receivables from clients of developments	1,062,346	974,890
1.01.03.01.02	Receivables from clients of construction and services rendered	43,234	57,826
1.01.03.01.03	Other Receivables	11,247	6,833
1.01.04	Inventory	787,090	653,996
1.01.04.01	Properties for sale	787,090	653,996
1.01.07	Prepaid expenses expenses	13,542	12,480
1.01.07.01	Prepaid expenses and others	13,542	12,480
1.01.08	Other current assets	431,182	576,236
1.01.08.03	Others	431,182	576,236
1.01.08.03.01	Others trade accounts receivable and others	431,182	576,236
1.02	Non Current Assets	4,364,916	4,165,622
1.02.01	Long Term Receivables	1,128,945	1,198,548
1.02.01.03	Trade accounts receivable	715,746	699,551
1.02.01.03.01	Receivables from clients of developments	715,746	699,551
1.02.01.04	Properties for sale	173,566	227,894
1.02.01.06	Deferred taxes	135,848	141,037
1.02.01.06.01	Deferred income tax and social contribution	135,848	141,037
1.02.01.09	Others non current assets	103,785	130,006
1.02.01.09.03	Others trade accounts receivable and others	103,785	130,006
1.02.02	Investments	3,187,238	2,918,659
1.02.02.01	Interest in associated and similar companies	2,993,695	2,725,116
1.02.02.01.02	Interest in Subsidiaries	2,678,627	2,397,319
1.02.02.01.04	Other Investments	315,068	327,797
1.02.02.02.	Interest in Subsidiaries	193,543	193,543
1.02.02.02.01	Interest in Subsidiaries - goodwill	193,543	193,543
1.02.03	Property and equipment	36,163	38,474
1.02.03.01	Operation property and equipment	36,163	38,474
1.02.04	Intangible assets	12,570	9,941
1.02.04.01	Intangible assets	12,570	9,941

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	3/31/2011	12/31/2010
2	Total Liabilities and Shareholders’ Equity	7,053,543	7,005,270
2.01	Current Liabilities	1,054,072	1,014,252
2.01.01	Salaries and social charges	41,559	38,416
2.01.01.02	Salaries and social charges	41,559	38,416
2.01.01.02.01	Salaries and social charges	41,559	38,416
2.01.02	Suppliers	64,095	59,335
2.01.02.01	Suppliers	64,095	59,335
2.01.03	Tax obligations	60,546	85,894
2.01.03.01	Federal tax obligations	56,060	81,652
2.01.03.03	Municipal tax obligations	4,486	4,242
2.01.04	Loans and Financing	521,731	486,006
2.01.04.01	Loans and Financing	476,188	471,909
2.01.04.01.01	Loans and Financing	476,188	471,909
2.01.04.02	Debentures	45,543	14,097
2.01.05	Others obligations	349,601	330,446
2.01.05.02	Others	349,601	330,446
2.01.05.02.02	Minimum mandatory dividends	98,812	98,812
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	146,109	126,294
2.01.05.02.05	Other liabilities	104,680	105,340
2.01.06	Provisions	16,540	14,155
2.01.06.01	Tax, Labor and Civel lawsuits	16,540	14,155
2.01.06.01.01	Tax lawsuits	359	640
2.01.06.01.02	Labor lawsuits	6,561	5,168
2.01.06.01.04	Civel lawsuits	9,620	8,347
2.02	Non Current Liabilities	2,258,852	2,268,783
2.02.01	Loans and Financing	1,607,366	1,678,493
2.02.01.01	Loans and Financing	350,311	425,094
2.02.01.01.01	Loans and Financing	350,311	425,094
2.02.01.02	Debentures	1,257,055	1,253,399
2.02.02	Others obligations	414,898	351,472
2.02.02.02	Others	414,898	351,472
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	79,953	42,998
2.02.02.02.04	Other liabilities	334,945	308,474
2.02.03	Deferred taxes	163,749	166,012
2.02.03.01	Deferred income tax and social contribution	163,749	166,012
2.02.04	Provisions	72,839	72,806
2.02.04.01	Tax, Labor and Civel lawsuits	72,839	72,806
2.03	Shareholders' equity	3,740,619	3,722,235
2.03.01	Capital Stock	2,730,787	2,729,198
2.03.02	Capital Reserves	298,968	295,879
2.03.04	Profit Reserves	697,158	697,158
2.03.04.01	Legal Reserves	52,561	52,561
2.03.04.02	Statutory Reserves	607,795	607,795
2.03.04.05	Retained earnings	38,533	38,533
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	13,706	-

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	1/1/2011 to 3/31/2011	1/1/2010 to 3/31/2010
3.01	Gross Sales and/or Services	251,148	413,691
3.01.01	Real estate development and sales	265,337	376,895
3.01.02	Construction services rendered revenue	3,428	7,208
3.01.03	Barter transactions revenue	12,465	42,666
3.01.04	Taxes on sales and services	(25,140)	(10,282)
3.01.05	Brokerage fee on sales	(4,942)	(2,796)
3.02	Cost of Sales and/or Services	(212.127)	(322,722)
3.02.01	Cost of Real estate development	(199,662)	(280,056)
3.02.02	Barter transactions cost	(12,465)	(42,666)
3.03	Gross Profit	39,021	90,969
3.04	Operating Expenses/Income	(4,604)	7,575
3.04.01	Selling Expenses	(16,406)	(15,844)
3.04.02	General and Administrative	(21,298)	(23,909)
3.04.02.02	Stock option plan expenses	(2,536)	(2,228)
3.04.02.03	Other Administrative Expenses	(18,762)	(21,681)
3.04.04	Other operating income	-	9,771
3.04.05	Other operating expenses	(24,592)	(4,544)
3.04.05.01	Depreciation	(7,550)	(3,776)
3.04.05.02	Other operating expenses	(17,042)	(768)
3.04.06	Equity in results of investees	57,692	42,101
3.05	Net income before financial results and taxes	34,417	98,544
3.06	Financial	(17,785)	(24,478)
3.06.01	Financial income	11,141	14,641
3.06.02	Financial expenses	(28,926)	(39,119)
3.07	Net income before taxes	16,632	74,066
3.08	Provision for income tax and social contribution	(2,926)	(9,247)
3.08.02	Deferred Income Tax	(2,926)	(9,247)
3.09	Net income from continuing operation	13,706	64,819
3.11	Net income for the Period	13,706	64,819
3.99	EARNINGS PER SHARE (Reais)
3.99.01	EARNINGS BASIC PER SHARE
3.99.01.01	ON	0,03180	0,17860
3.99.02	EARNINGS DILUTED PER SHARE
3.99.02.01	ON	0,03170	0,17720

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	1/1/2011 to 3/31/2011	1/1/2010 to 3/31/2010
4.01	Gross Sales and/or Services	13,706	64,819
4.03	Real estate development and sales	13,706	64,819

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	1/1/2011 to 3/31/2011	1/1/2010 to 3/31/2010
6.01	Net cash from operating activities	(124,811)	(47,823)
6.01.01	Cash generated in the operations	2,846	92,996
6.01.01.01	Net Income before taxes	16,633	74,066
6.01.01.02	Stock options expenses	2,536	2,228
6.01.01.03	Unrealized interest and finance charges, net	28,926	49,777
6.01.01.04	Depreciation and amortization	7,550	3,776
6.01.01.06	Provision for contingencies	4,331	3,158
6.01.01.07	Warranty provision	562	2,092
6.01.01.09	Equity in the results of investees	(57,692)	(42,101)
6.01.02	Variation in Assets and Liabilities	(127,657)	(140,819)
6.01.02.01	Trade accounts receivable	(93,473)	(105,870)
6.01.02.02	Properties for sale	(78,766)	(5,314)
6.01.02.03	Other Receivables	(38,970)	(61,195)
6.01.02.04	Prepaid expenses and others	(1,062)	4,741
6.01.02.05	Suppliers	4,760	3,330
6.01.02.06	Obligations for purchase of real estate and adv. from customers	56,770	(22,294)
6.01.02.07	Taxes, charges and contributions	(25,348)	8,559
6.01.02.08	Obligation to venture partners and others	45,289	41,074
6.01.02.09	Payroll, profit sharing and related charges	3,143	(3,850)
6.02	Net cash from investments activities	156,477	(809,027)
6.02.01	Purchase of property and equipment and deferred charges	(7,868)	(7,070)
6.02.02	Restricted cash in guarantee to loans	164,927	(784,834)
6.02.05	Capital contribution in subsidiary companies	(582)	(17,122)
6.03	Net cash from financing activities	(84,141)	868,024
6.03.01	Capital increase	1,589	1,063,943
6.03.02	Loans and financing obtained	60,793	64,411
6.03.03	Repayment of loans and financing	(146,523)	(218,266)
6.03.04	Assignment of credits receivable, net	-	(1,094)
6.03.06	Public offering expenses	-	(40,971)
6.05	Net increase (decrease) of Cash and Cash Equivalents	(52,475)	11,174
6.05.01	Cash at the beginning of the period	66,092	44,445
6.05.02	Cash at the end of the period	13,617	55,619

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 03/31/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES	PROFIT RESERVES	RETAINED EARNINGS/ ACCUMULATED DEFICIT	OTHERS COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	2,729,198	294,148	698,889	-	-	3,722,235
5.03	Opening Adjusted balance	2,729,198	294,148	698,889	-	-	3,722,235
5.04	Increase/decrease in capital stock	1,589	3,088	-	-	-	4,677
5.04.03	Stock options program	1,589	3,088	-	-	-	4,677
5.05	Comprehensive Income	-	-	-	13,706	-	13,706
5.05.01	Net Income/Loss for the period	-	-	-	13,706	-	13,706
5.13	Closing balance	2,730,787	297,236	698,889	13,706	-	3,740,618

(A free translation of the original in Portuguese)

INDIVIDUAL STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian reais)

CODE	DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES	PROFIT RESERVES	RETAINED EARNINGS/ ACCUMULATED DEFICIT	OTHERS COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	316,708	381,651	0	0	2,325,634
5.03	Opening Adjusted balance	1,627,275	316,708	381,651	0	0	2,325,634
5.04	Increase/decrease in capital stock	1,063,943	(24,813)	0	0	0	1,039,130
5.04.02	Public offering	1,063,750	(27,041)	0	0	0	1,036,709
5.04.03	Stock options program	193	2,228	0	0	0	2,421
5.05	Comprehensive Income	0	0	0	64,819	0	64,819
5.05.01	Net Income/Loss for the period	0	0	0	64,819	0	64,819
5.13	Closing balance	2,691,218	291,651	381,651	64,819	0	3,429,583

(A free translation of the original in Portuguese)

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	3/31/2011	12/31/2010
7.01	Revenues	281,230	426,769
7.01.01	Real estate development, sale and services	281,230	426,769
7.02	Inputs acquired from third parties	(197,556)	(281,496)
7.02.01	Cost of Sales and/or Services	(186,725)	(307,792)
7.02.02	Materials, energy, outsourced labor and other	(10,831)	26,296
7.03	Gross added value	83,674	145,273
7.04	Retentions	(7,550)	(3,776)
7.04.01	Depreciation, amortization and depletion	(7,550)	(3,776)
7.05	Net added value produced by the Company	76,124	141,497
7.06	Added value received on transfer	68,833	56,742
7.06.01	Equity accounts	57,692	42,101
7.06.02	Financial income	11,141	14,641
7.07	Total added value to be distributed	144,957	198,239
7.08	Added value distribution	144,957	198,239
7.08.01	Personnel and payroll charges	39,149	49,977
7.08.01.01	Personnel and payroll charges	39,149	49,977
7.08.02	Taxes and contributions	37,774	29,394
7.08.02.01	Federal	37,774	29,394
7.08.03	Compensation - Interest	54,328	54,049
7.08.03.01	Interest	54,328	54,049
7.08.04	Compensation – Company capital	13,706	64,819
7.08.04.03	Retained earnings	13,706	64,819

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	3/31/2011	12/31/2010
1	Total Assets	9,623,032	9,549,554
1.01	Current Assets	6,283,192	6,127,729
1.01.01	Cash and cash equivalents	228,700	256,382
1.01.01.01	Cash and banks	213,852	172,336
1.01.01.02	Financial Investments	14,848	84,046
1.01.02	Fair value of marketable securities	698,277	944,766
1.01.02.01	Fair value of marketable securities	698,277	944,766
1.01.02.01.02	Marketable securities – held for sale	698,277	944,766
1.01.03	Trade accounts receivable	3,357,360	3,158,074
1.01.03.01	Trade accounts receivable	3,357,360	3,158,074
1.01.03.01.01	Receivables from clients of developments	3,301,170	3,091,684
1.01.03.01.02	Receivables from clients of construction and services rendered	44,943	59,737
1.01.03.01.03	Other Receivables	11,247	6,653
1.01.04	Inventory	1,765,570	1,568,986
1.01.07	Prepaid expenses expenses	22,292	21,216
1.01.07.01	Prepaid expenses and others	22,292	21,216
1.01.08	Other current assets	210,993	178,305
1.01.08.03	Others	210,993	178,305
1.02	Non Current Assets	3,339,840	3,421,825
1.02.01	Long Term Receivables	3,047,129	3,131,019
1.02.01.03	Trade accounts receivable	2,106,770	2,113,314
1.02.01.03.01	Receivables from clients of developments	2,106,770	2,113,314
1.02.01.04	Properties for sale	461,561	498,180
1.02.01.06	Deferred taxes	330,739	337,804
1.02.01.06.01	Deferred income tax and social contribution	330,739	337,804
1.02.01.09	Others non current assets	148,059	181,721
1.02.01.09.03	Others trade accounts receivable and others	148,059	181,721
1.02.03	Property and equipment	79,821	80,852
1.02.03.01	Operation property and equipment	79,821	80,852
1.02.04	Intangible assets	212,890	209,954
1.02.04.01	Intangible assets	19,347	16,411
1.02.04.02	Goodwill	193,543	193,543

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	3/31/2011	12/31/2010
2	Total Liabilities and Shareholders’ Equity	9,623,032	9,549,554
2.01	Current Liabilities	2,197,739	2,017,172
2.01.01	Salaries and social charges	84,897	72,153
2.01.01.02	Salaries and social charges	84,897	72,153
2.01.01.02.01	Salaries and social charges	84,897	72,153
2.01.02	Suppliers	178,443	190,461
2.01.02.01	Suppliers	178,443	190,461
2.01.03	Tax obligations	259,690	243,050
2.01.03.01	Federal tax obligations	259,690	243,050
2.01.04	Loans and Financing	909,896	824,435
2.01.04.01	Loans and Financing	838,334	797,903
2.01.04.01.01	Loans and Financing	838,334	797,903
2.01.04.02	Debentures	71,562	26,532
2.01.05	Others obligations	748,273	672,918
2.01.05.02	Others	748,273	672,918
2.01.05.02.02	Minimum mandatory dividends	102,897	102,767
2.01.05.02.04	Obligations for purchase of real estate and advances from customers	438,462	420,199
2.01.05.02.05	Obligation to venture partners and others	206,914	149,952
2.01.06	Provisions	16,540	14,155
2.01.06.01	Tax, Labor and Civel lawsuits	16,540	14,155
2.01.06.01.01	Tax lawsuits	359	640
2.01.06.01.02	Labor lawsuits	6,561	5,168
2.01.06.01.04	Civel lawsuits	9,620	8,347
2.02	Non Current Liabilities	3,616,118	3,748,713
2.02.01	Loans and Financing	2,378,763	2,465,674
2.02.01.01	Loans and Financing	521,708	612,275
2.02.01.01.01	Loans and Financing	521,708	612,275
2.02.01.02	Debentures	1,857,055	1,853,399
2.02.02	Others obligations	718,827	734,093
2.02.02.02	Others	718,827	734,093
2.02.02.02.03	Obligations for purchase of real estate and advances from customers	187,920	177,860
2.02.02.02.04	Other liabilities	530,907	556,233
2.02.03	Deferred taxes	391,687	424,409
2.02.03.01	Deferred income tax and social contribution	391,687	424,409
2.02.04	Provisions	126,841	124,537
2.02.04.01	Tax, Labor and Civel lawsuits	126,841	124,537
2.02.04.01.01	Tax lawsuits	11,934	11,468
2.02.04.01.02	Labor lawsuits	19,417	18,588
2.02.04.01.04	Civel lawsuits	95,490	94,481
2.03	Shareholders' equity	3,809,175	3,783,669
2.03.01	Capital Stock	2,730,787	2,729,198
2.03.02	Capital Reserves	298,968	295,879
2.03.04	Profit Reserves	697,158	697,158
2.03.04.01	Legal Reserves	52,561	52,561
2.03.04.02	Statutory Reserves	607,795	607,795
2.03.04.05	Retained earnings	38,533	38,533
2.03.04.09	Treasury shares	(1,731)	(1,731)
2.03.05	Retained earnings/accumulated losses	13,706	-
2.03.09	Non-controlling interest	68,556	61,434

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	1/1/2011 to 3/31/2011	1/1/2010 to 3/31/2010
3.01	Gross Sales and/or Services	800,356	907,585
3.01.01	Real estate development and sales	840,970	884,666
3.01.02	Construction services rendered revenue	8,207	7,877
3.01.03	Barter transactions revenue	18,919	46,333
3.01.04	Taxes on sales and services	(58,787)	(25,512)
3.01.05	Brokerage fee on sales	(8,953)	(5,779)
3.02	Cost of Sales and/or Services	(615,588)	(654,929)
3.02.01	Cost of Real estate development	(596,669)	(608,596)
3.02.02	Barter transactions cost	(18,919)	(46,333)
3.03	Gross Profit	184,768	252,656
3.04	Operating Expenses/Income	(131,158)	(120,930)
3.04.01	Selling Expenses	(51,505)	(51,294)
3.04.02	General and Administrative	(56,307)	(57,418)
3.04.02.01	Statutory Profit Sharing/Contributions	(2,133)	(1,693)
3.04.02.02	Stock option plan expenses	(3,363)	(3,183)
3.04.02.03	Other Administrative Expenses	(50,811)	(52,542)
3.04.05	Other operating expenses	(23,346)	(12,218)
3.04.05.01	Depreciation	(12,365)	(10,238)
3.04.05.02	Other operating expenses	(10,981)	(1,980)
3.05	Net income before financial results and taxes	53,610	131,726
3.06	Financial	(30,998)	(39,673)
3.06.01	Financial income	24,664	23,929
3.06.02	Financial expenses	(55,662)	(63,602)
3.07	Net income before taxes	22,612	92,053
3.08	Income tax and social contribution	(1,847)	(22,489)
3.08.01	Provision for income tax and social contribution	(8,150)	(7,746)
3.08.02	Deferred Income Tax	6,303	(14,743)
3.09	Net income from continuing operation	20,765	69,564
3.11	Net income for the Period	20,765	69,564
3.11.01	Net income (loss) attributable to Gafisa	13,706	64,819
3.11.02	Net income (loss) attributable to the noncontrolling interests	7,059	4,745
3.99	EARNINGS PER SHARE (Reais)
3.99.01	EARNINGS BASIC PER SHARE
3.99.01.01	ON	0,03180	0,17860
3.99.02	EARNINGS DILUTED PER SHARE
3.99.02.01	ON	0,03170	0,17720

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED  COMPREHENSIVE INCOME (in thousands of Brazilian Reais)

CODE	DESCRIPTION	1/1/2011 to 3/31/2011	1/1/2010 to 3/31/2010
4.01	Gross Sales and/or Services	20,765	69,564
4.03	Real estate development and sales	20,765	69,564
4.03.01	Net income (loss) attributable to Gafisa	13,706	64,819
4.03.02	Net income (loss) attributable to the noncontrolling interests	7,059	4,745

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

CODE	DESCRIPTION	1/1/2011 to 3/31/2011	1/1/2010 to 3/31/2010
6.01	Net cash from operating activities	(192,198)	(120,491)
6.01.01	Cash generated in the operations	113,464	177,643
6.01.01.01	Net Income	22,612	92,053
6.01.01.02	Stock options expenses	3,363	3,183
6.01.01.03	Unrealized interest and finance charges, net	55,662	64,501
6.01.01.04	Depreciation and amortization	12,365	10,238
6.01.01.06	Provision for contingencies	8,484	3,158
6.01.01.07	Warranty provision	2,460	2,703
6.01.01.08	Profit sharing provision	2,133	1,693
6.01.01.09	Allowance for doubtful accounts	6,385	114
6.01.02	Variation in Assets and Liabilities	(305,662)	(298,134)
6.01.02.01	Trade accounts receivable	(199,127)	(339,600)
6.01.02.02	Properties for sale	(159,965)	(8,058)
6.01.02.03	Other Receivables	7,792	29,027
6.01.02.04	Prepaid expenses and others	(7,892)	(12,286)
6.01.02.05	Suppliers	(12,018)	40,317
6.01.02.06	Obligations for purchase of real estate and adv. from customers	28,323	7,666
6.01.02.07	Taxes, charges and contributions	16,640	5,019
6.01.02.08	Payroll, profit sharing and related charges	10,611	3,531
6.01.02.09	Obligation to venture partners and others	9,974	(23,750)
6.02	Net cash from investments activities	232,219	(637,776)
6.02.01	Restricted cash in guarantee to loans	246,489	(620,090)
6.02.03	Purchase of property and equipment and deferred charges	(14,270)	(17,686)
6.03	Net cash from financing activities	(67,703)	839,738
6.03.01	Capital increase	1,589	1,063,943
6.03.02	Loans and financing obtained	117,922	104,105
6.03.03	Repayment of loans and financing	(184,342)	(257,138)
6.03.04	Assignment of credits receivable, net	8,150	(12,787)
6.03.06	Public offering expenses	-	(40,971)
6.03.09	Proceeds from subscription of redeemable equity interest in securitization fund	(2,872)	(9,668)
6.03.11	Taxes paid	(8,150)	(7,746)
6.05	Net increase (decrease) of Cash and Cash Equivalents	(27,682)	81,471
6.05.01	Cash at the beginning of the period	256,382	292,940
6.05.02	Cash at the end of the period	228,700	374,411

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2011 TO 03/31/2011 (in thousands of Brazilian reais)

CODE	DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES	PROFIT RESERVES	RETAINED EARNINGS/ ACCUMULATED DEFICIT	OTHERS COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS’ EQUITY	NON-CONTROLLING INTEREST	TOTAL SHAREHOLDERS’ EQUITY CONSOLIDATED
5.01	Opening balance	2,729,198	294,148	698,889	-	-	3,722,235	61,434	3,783,669
5.03	Opening Adjusted balance	2,729,198	294,148	698,889	-	-	3,722,235	61,434	3,783,669
5.04	Increase/decrease in capital stock	1,589	3,088	-	-	-	4,677	63	4,740
5.04.03	Stock options program	1,589	3,088	-	-	-	4,677	63	4,740
5.05	Comprehensive Income	-	-	-	13,706	-	13,706	7,059	20,765
5.05.01	Net Income/Loss for the period	-	-	-	13,706	-	13,706	7,059	20,765
5.13	Closing balance	2,730,787	297,236	698,889	13,706	-	3,740,618	68,556	3,809,174

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian reais)

CODE	DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES	PROFIT RESERVES	RETAINED EARNINGS/ ACCUMULATED DEFICIT	OTHERS COMPREHENSIVE INCOME	TOTAL SHAREHOLDERS’ EQUITY	NON-CONTROLLING INTEREST	TOTAL SHAREHOLDERS’ EQUITY CONSOLIDATED
5.01	Opening balance	1,627,275	316,708	381,651	0	0	2,325,634	58,547	2,384,181
5.03	Opening Adjusted balance	1,627,275	316,708	381,651	0	0	2,325,634	58,547	2,384,181
5.04	Increase/decrease in capital stock	1,063,943	(24,813)	0	0	0	1,039,130	14	1,039,144
5.04.02	Public offering	1,063,750	(27,041)	0	0	0	1,036,709	-	1,036,709
5.04.03	Stock options program	193	2,228	0	0	0	2,421	14	2,435
5.05	Comprehensive Income	0	0	0	64,819	0	64,819	4,745	69,564
5.05.01	Net Income/Loss for the period	0	0	0	64,819	0	64,819	4,745	69,564
5.13	Closing balance	2,691,218	291,651	381,651	64,819	0	3,429,583	63,306	3,492,889

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CONSOLIDATED  STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)

CODE	DESCRIPTION	3/31/2011	12/31/2010
7.01	Revenues	861,711	938,288
7.01.01	Real estate development, sale and services	868,096	938,402
7.01.04		(6,385)	(114)
7.02	Inputs acquired from third parties	(630,247)	(689,449)
7.02.01	Cost of Sales and/or Services	(578,407)	(632,089)
7.02.02	Materials, energy, outsourced labor and other	(51,840)	(57,360)
7.03	Gross added value	231,464	248,839
7.04	Retentions	(12,365)	(14,014)
7.04.01	Depreciation, amortization and depletion	(12,365)	(14,014)
7.05	Net added value produced by the Company	219,099	234,825
7.06	Added value received on transfer	24,664	34,228
7.06.02	Financial income	24,664	34,228
7.07	Total added value to be distributed	243,763	269,053
7.08	Added value distribution	243,763	269,053
7.08.01	Personnel and payroll charges	59,105	63,689
7.08.01.01	Personnel and payroll charges	59,105	63,689
7.08.02	Taxes and contributions	78,109	60,508
7.08.02.01	Federal	78,109	60,508
7.08.03	Compensation - Interest	92,843	80,037
7.08.03.01	Interest	92,843	80,037
7.08.04	Compensation – Company capital	13,706	64,819
7.08.04.03	Retained earnings	13,706	64,819

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

Gafisa Reports Results for First Quarter 2011

--- Backlog margin to be recognized improved to 39.0% on strength of newer higher margin development execution ---

--- Pre-sales reached R$822 million, reflecting strong sales velocity of 58% over the R$ 513 million launched in the quarter ---

--- Cash position of over R$ 0.9 billion, comfortably within debt covenants ---

--- Gafisa CFO Alceu Duílio Calciolari, named interim CEO ---

IR Contact
Luiz Mauricio Garcia
Rodrigo Pereira
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

1Q11 Earnings Results Conference Call
Tuesday, May 10th, 2011
> In English (simultaneous translation from Portuguese)
09:00 AM US EST
10:00 PM Brasilia Time
Phones:
+1 (888) 700-0802 (US only)
+1 (786) 924-6977 (Others)
+55 (11) 4688-6361 (Brazil)
Code: Gafisa
> In Portuguese
09:00 AM US EST
10:00 AM Brasilia Time
Phone: +55 (11) 4688-6361
Code: Gafisa
Shares
GFSA3 – Bovespa
GFA – NYSE
Total Outstanding Shares: 431,983,717[1]

Average daily trading volume (90 days2): R$ 122.7 million
1)         Including 599,486 treasury shares
2)         Up to May 6th, 2011

FOR IMMEDIATE RELEASE - São Paulo, May 9th, 2011 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2011.

Commenting on the results, Wilson Amaral, CEO of Gafisa, said, “Our first quarter performance was in-line with our expectations and was reflective of impacts from the past.  While demand for housing remains strong as demonstrated by the solid sales velocity of launches we achieved at the end of the quarter, and there is confidence in the Brazilian economy, our margins were impacted by lower margin Gafisa product and legacy Tenda developments that we are clearing out of inventory and will be delivering mainly throughout the first half and beginning of the second half of the year.”

“While we project our second quarter to be impacted by some of the same factors that we experienced in the first, looking ahead we expect to see improvement in our financial performance throughout the second half of the year. Demand should remain strong and as a national homebuilder with scale, we are well-positioned to benefit from the positive side of the macroeconomic environment and tremendous growth cycle that Brazil is currently experiencing.”

Amaral continued, “I am pleased to report that the Board has decided to elect Duilio Calciolari, who has been with Gafisa for 11 years and worked as my partner for the last five, as the interim CEO.  He has been a professional colleague of mine for over 10 years, and I can think of no one better than Duilio to maintain continuity at Gafisa while I focus on our search for a CEO and dedicate more of my time to Board related matters.

I also want to highlight that our shareholders recently elected three new independent board members so that today, eight of our nine directors are independent. We have always been at the forefront of our industry and will continue to take steps to ensure that we remain there.”

1Q11 - Operating & Financial Highlights

▲   Consolidated launches totaled R$ 513 million for the quarter, a 27% decrease over 1Q10. AlphaVille launches reached R$ 182 million in the quarter, 87% higher than 1Q10, reflecting strong performance from this segment.

▲   Pre-sales reached R$ 822 million in the quarter, a 4% decrease as compared to 1Q10 mainly due to lower launches, partially offset by strong sales velocity of 58% over 1Q11 launches.

▲   Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, reached R$800.4 million, a 12% decrease from 1Q10, mainly due to fewer 2009 launches with lower recognition of revenue in respect of work in progress.

▲   Adjusted Gross Profit (w/o capitalized interest) reached R$ 221.9 million, 19% lower than the same period of 2010, with a 27.7% Adjusted Gross Margin.

▲   Adjusted EBITDA reached R$ 106.5 million with a 13.3% margin, a 36.8% decrease when compared to the R$ 168.5 million reached in the 1Q10, which can be attributed to the delivery of lower margin products by Tenda and Gafisa and lower SG&A dilution.

▲   Net Income was R$ 13.7 million for the 1Q11 (3% Adj. Net Margin), a decrease of 79%, when compared to 1Q10.

▲   As expected, Net Debt/Equity reached 72% at the end of the quarter. We continue to expect an increase by the end of 2Q11 before it decreases, given positive cash flow generation in the 2H11 that should result in a Net Debt/Equity ratio below 60% by 2011 year end.

▲   The Backlog of Revenues to be recognized under the PoC method reached R$ 4.06 billion, a 38% increase over the 1Q10. The Margin to be recognized improved 390 bps to 39.0%.

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

Index

CEO Comments and Corporate Highlights for 1Q11	04
Recent Developments	05
Launches	07
Pre-Sales	08
Sales Velocity	09
Operations	09
Land Bank	10
Gross Profit	12
SG&A	12
EBITDA	13
Net Income	14
Backlog of Revenues and Results	14
Liquidity	15
Outlook	16

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

CEO Comments and Corporate Highlights for 1Q11

We experienced a weaker first quarter of 2011 than 1Q10 which represented an exceptionally strong start to 2010. Gafisa first quarter operational results were affected by timing delays of some of our launches. Our financial results reflected our expectations for the first quarter and indeed we continue to expect compressed margins, primarily due to the legacy Tenda projects and prior lower margin Gafisa product, during the second quarter as detailed in our first half guidance for 2011. Despite this, demand for housing remains strong across all of our business segments reflected in the strong sales velocity of 58% of the launches we achieved towards the end of the quarter. We continue to be able to pass through much of the cost increases for our Gafisa and AlphaVille developments.  At the same time we expect more efficiencies from Tenda’s construction technology replacement with  aluminum molds.  We are still in range of the financial and operating numbers we expected and we continue to be on target for year-end previously stated guidance.

A few project delays were related to slowed licensing approvals during the beginning of the year, mainly in the Tenda segment. These delayed projects held back in Q1 are expected to launch in Q2. We are confident that in the first half of 2011 we will reach our expected share of full year launch guidance, typically in the range of 30%-40%, to be followed by what is a traditionally stronger second half of the year.

On the macroeconomic scenario, confidence in the Brazilian economy, especially given the extraordinary GDP growth of 7.5% in the past year, the highest growth rate in nearly 25 years, remains high, although there are increasing concerns about inflationary pressure. With a large and robust domestic market and a stable democracy, Brazil has moved up to be the world’s 7th largest economy in the world, claiming the position formerly held by Italy. Investors continue to look to Brazil for expansion and despite the fact that the country is projected to have slower growth in 2011 overall demand for housing in Brazil and Gafisa properties remains strong.

Concerns about rising inflation linger and it is impacting the cost of doing business for all.  However, the Central Bank of Brazil is working to fight price increases without hampering growth by pushing interest rates even higher. By the end of April, the Central Bank raised its benchmark interest rate by 0.25 percentage points, moving the Selic rate to 12.0%. As mentioned before, there is only a little correlation between this rate and the mortgage-financing rate. We anticipate that current concerns about inflation and rising interest rates in Brazil are short to medium term issues that will not affect long term demand in the housing market.

Brazil’s property market is still set to lead the Latin American housing boom in 2011. The enormous acceleration in social mobility and the rise of Brazil’s middle class coupled with increased availability for credit is driving much of the boom. According to IBGE, the A and B classes of Brazil grew by 60% to 42 million people and the C Class, by 62% to 102 million people between 2005 and 2010. During the quarter, the unemployment rate continued to be low, reaching 6.1% in March though rising less than forecast for the month.

Guidance for 2011 included providing a more detailed look at our expected momentum in EBITDA during the first and second half of the year. Based on this, we expect to see pressure on profitability in the second quarter and the continued impact on costs as we complete the delivery of legacy Tenda projects and lower margin Gafisa projects launched during our geographic expansionary period in 2007/2008. We also continue to expect this to turn around during the second half of this year. It’s also important to highlight that we are also confident that Gafisa is far from the debt covenant limits and our guidance for positive operational cash flow generation to happen in 2H11 prevails.

With the advantages of being a homebuilder with significant scale, we expect to continue to operate at full capacity and ensure long-term profitability. The growth of housing in Brazil is a sustainable business – there has and will continue to be a shortage of housing and pent up demand. We are managing rising inflation and expect to see a positive year overall, taking advantage of growth opportunities and an increase in demand.

Wilson Amaral, CEO -- Gafisa S.A.

Recent Developments and Highlights

Alceu Duílio Calciolari appointed interim CEO

On May 9th, the Board of Gafisa appointed the Company’s CFO, Alceu Duílio Calciolari to the position of interim CEO effective today.  Mr. Calciolari will retain his position as CFO and IRO of the Company. With almost 11 years at Gafisa as CFO, Mr. Calciolari has had responsibility for various areas of the Company including, Human Resources, Information Technology and, Finance and Controllership. Over the last five years he has worked closely with the Company’s CEO to develop the strategic direction of Gafisa, while executing three successful capital markets transactions, a number of joint ventures and the acquisitions of AlphaVille and Tenda. Duilio will retain this role until a CEO has been named.

Eight of nine board members are now independent

On April 29, 2011, at Gafisa’s annual general shareholder’s meeting, the election of three new independent shareholders was approved, bringing the total number of board members to nine, eight of whom are independent.  In addition, the currently elected directors were ratified for an additional term. Henri Phillippe Reichstul, Guilherme Affonso Ferreira and Maria Leticia de Freitas Costa join the board, each bringing a depth of experience in corporate leadership positions, public and private company board directorships and financial and strategic advisory expertise.

Proposal to reform the company’s by-laws in line with fully independent public companies

As a fully independent publicly listed company without the presence of a controlling shareholder and a Board of Directors with a majority of independent members, the Nomination and Corporate Governance committee, proposed a series of corporate governance reforms to be adopted by the Company’s shareholders that ensure adherence to best practices and protect the on-going interests of all shareholders.  Due to the lack of a minimum legal quorum required for an extraordinary general shareholders’ meeting, the package of reforms, as presented, was not approved on April 29, 2011. At the request of shareholders, and in order to facilitate a process of deliberation, the voting process related to the amendments and additions proposed to the By-laws was modified in its format. The detailed proposal may be found on Gafisa’s IR website.

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

Tenda to benefit from approval of MCMV2

On April 27, 2011 the Congress approved the second phase of the Minha Casa, Minha Vida program with the goal of constructing 2 million new homes through 2014. It also limits beneficiaries of the program to earners of no more than 10 times the minimum salary of 2009. Tenda remains well-positioned to leverage this on-going program with among the lowest price points in the industry and housing aimed at between 3x – 10x salary earners.

AlphaVille

Gafisa continues to pioneer innovative concepts in the homebuilding sector and a leading example of this is residential community living offered through its AlphaVille unit, which continues to launch high demand developments. Two projects (Pernambuco and Campo Grande) were launched in March with sales in excess of 56% for each in just the final month of the quarter.

Investment in Customer Satisfaction

The strong demand for our product is not only a result of our reputation for delivering high value products, but our investment in building ongoing relationships through advanced CRM tools to thoroughly understand what our clients want and how their tastes change. Customer satisfaction is one of the most important measures of our success and we have expanded the area that is dedicated to CRM focusing on different customer relationship platforms such as social networks, online communications - through our Viver Bem (“Live Well”) portal and through off-line communications.  An investment of R$ 6 million in new software and R$ 4 million in infrastructure and human capital have been made over the last year to reinforce this crucial area of our business.

Operating and Financial Highlights (R$000, unless otherwise specified)	1Q11	1Q10	1Q11 vs. 1Q10 (%)	4Q10	1Q11 vs. 4Q10 (%)
Launches (%Gafisa)	512,606	703,209	-27.1%	1,543,149	-66.8%
Launches (100%)	594,214	849,874	-30.1%	2,279,358	-73.9%
Launches, units (%Gafisa)	2,254	3,883	-42.0%	7,742	-70.9%
Launches, units (100%)	2,736	4,141	-33.9%	9,334	-70.7%
Contracted sales (%Gafisa)	822,220	857,321	-4.1%	1,240,818	-33.7%
Contracted sales (100%)	935,722	1,024,850	-8.7%	1,426,165	-34.4%
Contracted sales, units (% Gafisa)	3,361	5,253	-36.0%	5,933	-43.4%
Contracted sales, units (100%)	3,945	5,955	-33.8%	6,853	-42.4%
Contracted sales from Launches (%Gafisa)	296,317	234,716	26.2%	409,160	-27.6%
Contracted sales from Launches (%)	57.8%	33.4%	2443 bps	26.5%	3129 bps
Completed Projects (%Gafisa)	524,942	325,902	61.1%	435,818	20.4%
Completed Projects, units (%Gafisa)	3,060	2,715	12.7%	2,899	5.5%
Net revenues	800,356	907,585	-11.8%	928,637	-13.8%
Gross profit	184,768	252,656	-26.9%	278,235	-33.6%
Gross margin	23.1%	27.8%	-475 bps	30.0%	-688 bps
Adjusted Gross Margin 1)	27.7%	30.4%	-262 bps	36.1%	-841 bps
Adjusted EBITDA2)	106,519	168,459	-36.8%	197,769	-46.1%
Adjusted EBITDA margin 2)	13.3%	18.6%	-525 bps	21.3%	-799 bps
Adjusted Net profit 2)	24,127	79,625	-69.7%	148,464	-83.7%
Adjusted Net margin 2)	3.0%	8.8%	-576 bps	16.0%	-1297 bps
Net profit	13,706	64,819	-78.9%	137,363	-90.0%
EPS (R$)3)	0.0318	0.1548	-79.5%	0.3188	-90.0%
Number of shares ('000 final)3)	431,384	418,737	3.0%	430,910	0.1%
Revenues to be recognized	4,062	2,934	38.4%	3,963	2.5%
Results to be recognized 4)	1,585	1,030	53.9%	1,540	2.9%
REF margin 4)	39.0%	35.1%	391 bps	38.9%	16 bps
Net debt and Investor obligations	2,741,682	1,207,988	127%	2,468,961	11%
Cash and cash equivalent	926,977	2,125,613	-56%	1,201,148	-23%
Equity	3,809,175	3,492,889	9%	3,783,669	1%
Equity + Minority shareholders	3,809,175	3,492,889	9%	3,783,669	1%
Total assets	9,623,032	8,752,813	10%	9,549,554	1%
(Net debt + Obligations) / (Equity +
Minorities)	72.0%	34.6%	3739 bps	65.3%	672 bps
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders and non-recurring expenses
3) Adjusted for 1:2 stock split in the 1Q10
4) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

 Launches

In 1Q11, launches totaled R$ 512.6 million, a decrease of 27% compared to 1Q10, represented by 10 projects/phases, located in 10 cities.

51% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 22% of Tenda’s launches had prices per unit below R$ 130 thousand. Tenda TOP, a segment of Tenda, launched 2 projects with an average price per unit of R$ 205 thousand. These projects represented a PSV of R$ 55 million or 54% of Tenda’s launches in the quarter. Excluding these projects, the average price per unit of Tenda was R$ 124 thousand.

In the quarter, the Gafisa segment was responsible for 45% of launches, Alphaville accounted for 35% and Tenda for the remaining 20%.

The tables below detail new projects launched during 1Q11:

Table 1 - Launches per company per region
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	São Paulo	157,779	183,218	-14%	582,269
	Rio de Janeiro	70,523	49,564	42%	18,100
	Other	-	76,516	-100%	223,053
	Total	228,302	309,298	-26%	823,422
	Units	755	743	2%	2,109

AlphaVille	São Paulo	-	97,269	-100%	923
	Other	181,914	-	-	191,094
	Total	181,914	97,269	87%	192,016
	Units	849	352	141%	1,359

Tenda	São Paulo	11,220	32,671	-66%	84,419
	Rio de Janeiro	-	49,292	-100%	40,156
	Other	91,169	214,680	-58%	403,136
	Total	102,389	296,643	-65%	527,711
	Units	650	2,788	-77%	4,275

Consolidated	Total - R$000	512,606	703,209	-27%	1,543,149
	Total - Units	2,254	3,883	-42%	7,742

Table 2 - Launches per company per unit price
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	<= R$500K	115,359	142,816	-19%	522,007
	> R$500K	112,943	166,481	-32%	301,415
	Total	228,302	309,298	-26%	823,422

AlphaVille	~ R$100K; <= R$500K	181,914	97,269	87%	192,016
	Total	181,914	97,269	87%	192,016

Tenda	= R$130K	22,262	219,849	-90%	280,509
	> R$130K ; < R$200K	80,127	76,794	4%	247,202
	Total	102,389	296,643	-65%	527,711

Consolidated		512,606	703,209	-27%	1,543,149

17

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  Quarterly information - 03/31/2011 – Gafisa S.A.

Pre-Sales

Pre-sales in the quarter reached R$ 822.2 million, a decrease of 4%, when compared to 1Q10, mainly due to lower launches, partially offset from strong sales velocity of launches that reached 58%, reflected in better Gafisa and AlphaVille performances, that increased 13% and 47% over 1Q10, respectively. In the case of Tenda, the 38% decrease is a consequence of 90% lower launches in the segment of unit price below R$ 130 thousand.

The Gafisa segment was responsible for 52% of total pre-sales, while Tenda and AlphaVille accounted for approximately 28% and 21% respectively. Among Gafisa’s pre-sales, 44% corresponded to units priced below R$ 500 thousand, while 32% of Tenda’s pre-sales came from units priced below R$ 130 thousand. The tables below illustrate a detailed breakdown of our pre-sales for 1Q11:

Table 3 - Sales per company per region
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	São Paulo	328,520	201,784	63%	439,456
	Rio de Janeiro	58,943	52,741	12%	61,282
	Other	36,049	121,354	-70%	121,294
	Total	423,512	375,879	13%	622,032
	Units	910	950	-4%	1,427

AlphaVille	São Paulo	3,835	66,163	-94%	5,792
	Rio de Janeiro	3,064	8,535	-64%	9,594
	Other	164,020	41,945	291%	177,584
	Total	170,919	116,643	47%	192,971
	Units	896	573	56%	1,173

Tenda	São Paulo	23,136	96,093	-76%	58,607
	Rio de Janeiro	(3,919)	84,953	-105%	40,239
	Other	208,571	183,753	14%	326,969
	Total	227,789	364,799	-38%	425,815
	Units	1,555	3,729	-58%	3,332

Consolidated	Total - R$000	822,220	857,321	-4.1%	1,240,818
	Total - Units	3,361	5,253	-36%	5,933

Table 4 - Sales per company per unit price - PSV
%Gafisa - (R$000)		1Q11	1Q10	Var. (%)	4Q10
Gafisa	<= R$500K	187,426	322,697	-42%	418,520
	> R$500K	236,087	53,182	344%	203,512
	Total	423,512	375,879	13%	622,032

AlphaVille	> R$100K; <= R$500K	170,919	116,643	47%	192,971
	Total	170,919	116,643	47%	192,971

Tenda	= R$130K	73,296	262,473	-72%	234,321
	> R$130K ; < R$200K	154,493	102,326	51%	191,493
	Total	227,789	364,799	-38%	425,815

Consolidated	Total	822,220	857,321	-4.1%	1,240,818

18

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  Quarterly information - 03/31/2011 – Gafisa S.A.

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		1Q11	1Q10	Var. (%)	4Q10
Gafisa	<= R$500K	608	837	-27%	1.195
	> R$500K	301	113	166%	232
	Total	910	950	-4%	1.427

AlphaVille	> R$100K; <= R$500K	896	573	56%	1.173
	Total	896	573	56%	1.173

Tenda	= R$130K	619	3.092	-80%	2.328
	> R$130K ; < R$200K	937	637	47%	1.004
	Total	1.555	3.729	-58%	3.332

Consolidated	Total	3.361	5.253	-36%	5.933

Sales Velocity

On a consolidated basis, the Company attained a sales velocity of 21.4% in 1Q11, compared to a velocity of 25.2% in 1Q10. Sales velocity decreased when compared to the previous period, mainly due to lower volume of launches in the period. Sales velocity over 1Q11 launches reached 58%, reflecting a strong and continuing demand for the sector. Tenda segment reached a sales velocity over its 1Q11 launches of 72%.

Table 6 - Sales velocity per company

R$ million	Beginning of period	Launches	Sales	Price Increase +	End of period	Sales velocity
	Inventories			Other	Inventories
Gafisa	1.857,2	228,3	423,5	62,2	1.724,2	19,7%
AlphaVille	418,6	181,9	170,9	7,1	436,7	28,1%
Tenda	1.019,7	102,4	227,8	(38,1)	856,2	21,0%
Total	3.295,4	512,6	822,2	31,2	3.017,0	21,4%

Table 7 - Sales velocity per launch date
1Q11

	End of period
	Inventories	Sales	Sales velocity

2011 launches	216,654	296,317	57.8%
2010 launches	1,398,314	437,993	23.9%
2009 launches	345,271	27,415	7.4%
= 2008 launches	1,056,771	60,495	5.4%
Total	3,017,010	822,220	21.4%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company was present in 22 different states plus the Federal District, with 203 projects under development at the end of the first quarter. This diversified platform also helps to mitigate execution risk, since each region of the country has a different dynamic of growth, supply and costs. Some 443 engineers and architects were in the field, in addition to 676 intern engineers in training.

We perceived a seasonality slow down from Caixa contracted units during the summer vacation period (January and February) that negatively affected the performance of these months, but we are already seeing gradual ramp-up. Due to this fact, through the end of March, Tenda contracted 1,835 units with CEF, 87% of which were in the MCMV program.

Delivered Projects

During the first quarter, Gafisa delivered 18 projects with 3,060 units equivalent to an approximate PSV of R$ 524.9 million. The Gafisa segment delivered 7 projects, Tenda and AlphaVille delivered the remaining 9 and 2 projects/phases, respectively. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion which is prior to the delivery meeting.

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  Quarterly information - 03/31/2011 – Gafisa S.A.

Throughout 2011, we expect to almost double the delivered number when compared to the prior year, to 25,000 units, mainly due to the delivery of older Tenda units along with some of Gafisa’s leveraged 2007 launches.

The tables below list the products delivered in the 1Q11:

Table 8 - Delivered projects
						Units	PSV
Company	Project	Delivery	Launch	Local	% Gafisa	(%Gafisa)	(%Gafisa)
Gafisa 1Q11						1,379	387,330
Gafisa	Altavistta	Jan-11	Nov-06	Maceio - AL	50%	86	9,907
Gafisa	Evidence	Jan-11	Apr-07	São Paulo - SP	50%	72	32,425
Gafisa	Icaraí Corporate	Feb-11	Dec-06	Niterói - RJ	100%	137	34,940
Gafisa	London Green	Feb-11	Jun-07	Rio de Janeiro - RJ	100%	440	156,856
Gafisa	Vision - Campo Belo	Feb-11	Dec-07	São Paulo - SP	100%	284	87,336
Gafisa	Grand Park - Águas Fase I	Mar-11	Dec-07	São Luis - MA	50%	120	21,851
Gafisa	GrandValley (Jacarepaguá)	Mar-11	Mar-07	Rio de Janeiro - RJ	100%	240	44,014

AlphaVille 1Q11						543	46,414
Alphaville	Litoral Norte II	Jan-11	Sep-08	Salvador-BA	64%	251	27,790
Alphaville	Terras Alpha Foz do Iguaçú	Mar-11	Dec-09	Foz do iguaçú-PR	74%	292	18,624

Tenda 1Q11						1,138	91,198
Tenda	RESIDENCIAL MONET	Jan-11	Oct-06	São Paulo - SP	100%	60	5,403
Tenda	ARSENAL LIFE II	Jan-11	Jun-07	São Gonçalo - RJ	100%	108	7,649
Tenda	RESIDENCIAL SANTA JULIA	Feb-11	Sep-07	São José dos Campos - SP	100%	260	17,680
Tenda	RESIDENCIAL BAHAMAS LIFE	Feb-11	Apr-08	Belo Horizonte - MG	100%	40	3,576
Tenda	RESIDENCIAL SALVADOR DALI	Feb-11	Sep-07	Osasco - SP	100%	100	8,071
Tenda	RESIDENCIAL ITAQUERA LIFE	Feb-11	Jun-07	São Paulo - SP	100%	110	10,538
Tenda	RESIDENCIAL HILDETE TEIXEIRA LIFE F3/F4	Mar-11	Dec-07	Salvador - BA	100%	220	14,740
Tenda	RESIDENCIAL HORTO DO IPE LIFE	Mar-11	Oct-06	São Paulo - SP	100%	180	18,703
Tenda	RESIDENCIAL SÃO MIGUEL LIFE	Mar-11	Jul-07	São Paulo - SP	100%	60	4,838

Total 1Q11						3,060	524,942

Land Bank

The Company’s land bank of approximately R$ 18.1 billion is composed of 183 different projects in 22 states, equivalent to more than 90 thousand units. In line with our strategy, 40.8% of our land bank was acquired through swaps – which require no cash obligations.

During 1Q11 we recorded a gross increase of R$ 522 million in the land bank, reflecting acquisitions that more than compensate for R$ 513 million launches in the quarter.

The table below shows a detailed breakdown of our current land bank:

Table 9 - Landbank per company per unit price

		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)

Gafisa	< R$500K	4,612	40.5%	35.1%	5.5%	15,565
	> R$500K	3,821	41.0%	37.3%	3.7%	4,759
	Total	8,433	40.8%	36.3%	4.5%	20,324

AlphaVille	< R$100K;	562	100.0%	0.0%	100.0%	6,964
	> R$100K; < R$500K	4,498	97.1%	0.0%	97.1%	20,791
	> R$500K	23	0.0%	0.0%	0.0%	26
	Total	5,083	97.2%	0.0%	97.2%	27,781

Tenda	= R$130K	3,113	33.2%	22.2%	10.9%	33,674
	> R$130K ; < R$200K	1,434	50.2%	48.8%	1.4%	8,933
	Total	4,547	40.3%	33.4%	6.9%	42,607

Consolidated		18,063	40.8%	35.5%	5.3%	90,712

Number of projects/phases
Gafisa	58
AlphaVille	42
Tenda	83
Total	183

Table 10 - Landbank Changes (based on PSV)

Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total

Land Bank - BoP	8,245	5,223	4,586	18,054
1Q11 - Net Acquis itions	416.3	41.7	63.9	522
1Q11 - Launches	(228.3)	(181.9)	(102.4)	(513)
Land Bank - EoP (1Q11)	8,433	5,083	4,547	18,063

1Q11 - Revenues

Due to fewer launches in 2009, compared to 2008 (2009: R$2.3 billion; 2008 R$4.2 billion), we are registering lower recognition of revenue based on work in progress (PoC), and the first quarter 2011 is expected to be the most affected during the year, as we are starting to build 2H10 launches and consequently gradually bringing new revenues to be recognized to our results.

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  Quarterly information - 03/31/2011 – Gafisa S.A.

Additionally, Tenda’s dissolution of some old units being delivered and fewer consolidated launches in the quarter also contributed to lower revenue recognition, consequently, net operating revenue for 1Q11 reached R$ 800.4 million compared to R$ 907.6 million in 1Q10, with Tenda contributing 35% of the consolidated quarter revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion - PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		1Q11				1Q10
Gafisa	2011 launches	222,468	37%	15,565	3%	-	0%	-	0%
	2010 launches	264,995	45%	147,859	28%	172,527	35%	7,017	1%
	2009 launches	25,324	4%	125,260	24%	186,918	38%	165,513	26%
	= 2008 launches	81,644	14%	232,227	45%	133,077	27%	454,855	73%
	Total Gafisa	594,431	100%	520,910	100%	492,522	100%	627,386	100%
Tenda	Total Tenda	227,789	---	279,446	---	364,799	---	280,199	---
Total		822,220		800,356		857,321		907,585

1Q11 - Gross Profits

On a consolidated basis, gross profit for 1Q11 totaled R$ 184.8 million, a decrease of 26.9% over 1Q10. The gross margin for the quarter reached 23.1% (27.7% w/o capitalized interest).

This reduction is mainly due to the reasons already detailed in the 2011 guidance, such as the delivery of lower margin Tenda and Gafisa products passing through the P&L as well as lower recognition from recent projects (as explained above).

Table 12 - Capitalized interest
(R$000)		1Q11	1Q10	4Q10
Consolidated	Opening balance	146,544	91,568	115,323
	Capitalized interest	41,454	25,373	88,591
	Interest transfered to COGS	(37,181)	(22,840)	(57,370)
	Closing balance	150,817	94,101	146,544

1Q11 - Selling, General, and Administrative Expenses (SG&A)

In the first quarter 2011, SG&A expenses totaled R$ 107.8 million. When compared to 4Q10, SG&A decreased 24%, from R$ 141.1 million. This was mainly due to lower selling expenses, which is in line with reduced launches of new projects, as well as lower bonus expenses provision in the G&A.

When compared to 1Q10, the SG&A/Net Revenue ratio increased 150 bps and the SG&A/Sales ratio slightly increased 40 bps. This is mainly a consequence of the reduction in launches during 2009, that affected revenue recognition in 1Q11 and also fewer launches in 1Q11.

While we are at a comfortable level of SG&A/net revenues, we do foresee additional improvements in the long-term, but due to the lower revenue growth expected for full year 2011, we don’t expect further SG&A dilution during this year.

Table 13 - Sales and G&A Expenses
(R$'000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Selling expenses	51,505	51,294	76,243	0%	-32%
	G&A expenses	56,307	57,418	64,894	-2%	-13%
	SG&A	107,812	108,712	141,137	-1%	-24%
	Selling expenses / Launches	10.0%	7.3%	4.9%	275 bps	511 bps
	G&A expenses / Launches	11.0%	8.2%	4.2%	282 bps	678 bps
	SG&A / Launches	21.0%	15.5%	9.1%	557 bps	1189 bps
	Selling expenses / Sales	6.3%	6.0%	6.1%	28 bps	12 bps
	G&A expenses / Sales	6.8%	6.7%	5.2%	15 bps	162 bps
	SG&A / Sales	13.1%	12.7%	11.4%	43 bps	174 bps
	Selling expenses / Net revenue	6.4%	5.7%	8.2%	78 bps	-177 bps
	G&A expenses / Net revenue	7.0%	6.3%	7.0%	71 bps	5 bps
	SG&A / Net revenue	13.5%	12.0%	15.2%	149 bps	-173 bps

1Q11 - Other Operating Results

In 1Q11, our results reflected a negative impact of R$11.0 million, compared to R$ 2.0 million in 1Q10 primarily due to a higher level of contingency provisions in the quarter.  These included an R$ 5 million contingency at Tenda, related to delayed delivery of units from legacy Tenda projects and R$ 4 million for labor contingency mainly related to outsourced tasks, where we preferred to take a conservative stance by making this provision.

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  Quarterly information - 03/31/2011 – Gafisa S.A.

1Q11 - Adjusted EBITDA

As anticipated in our guidance, our Adjusted EBITDA for the 1Q11 totaled R$ 106.5 million, 36.8% lower than the R$ 168.5 million for 1Q10, with a consolidated adjusted margin of 13.3%, compared to 18.6% in 1Q10.

For the 2H11 we continue to expect an improved EBITDA margin. However, 1Q11 was impacted by the delivery of  Tenda’s older low-margin projects, in addition with some lower margin inventory units sold in the quarter and some of Gafisa’s lower margin projects (related to the learning curve of geographic diversification and certain Rio de Janeiro projects coming in over budget) being delivered during the 1H11/beginning of 2H11. Due to the continuity of this scenario we continue to expect a negative impact on our 2Q11 operating results. On the other hand, we expect to see Gafisa delivering more normalized operating margins in the 2H11, after this delivery of lower margin projects is completed. We adjusted our EBITDA for expenses associated with stock option plans, as it is non-cash expense.

Table 14 - Adjusted EBITDA
(R$'000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q1 0
Consolidated	Net Profit	13,706	64,819	137,363	-79%	-90%
	(+) Financial result	30,999	33,268	1,576	-7%	1867%
	(+) Income taxes	2,866	22,489	(16,133)	-87%	-118%
	(+) Depreciation and Amortization	11,346	10,238	6,492	11%	75%
	(+) Capitalized Interest Expenses	37,181	22,840	57,370	63%	-35%
	(+) Minority shareholders and non
	recurring expenses	7,058	11,623	7,019	-39%	1%
	(+) Stock option plan expenses	3,363	3,183	4,082	6%	-18%
	Adjusted EBITDA	106,519	168,459	197,769	-37%	-46%
	Net Revenue	800,356	907,585	928,637	-11.8%	-13.8%
	Adjusted EBITDA margin	13.3%	18.6%	21.3%	-525 bps	-799 bps

1Q11 - Depreciation and Amortization

Depreciation and amortization in the 1Q11 was R$ 11.3 million, an increase of R$ 1.1 million when compared to the R$ 10.2 million recorded in 1Q10, mainly due to higher showroom amortizations.

1Q11 – Financial Result

Net financial expenses totaled R$ 30.0 million in 1Q11, compared to net financial expenses of R$ 33.3 million in 1Q10. Since we did our equity offering at the end of March 2010, our cash only improved after March 28th, 2010, due to this fact there was no huge gap between average net debt along 1Q11 when compared to 1Q10. Additionally, this quarter we capitalized R$ 45.5 million, compared to R$ 25.4 million in 1Q10, mainly due to higher project finance debt, reflecting leveraging activity, and the capitalization of some short term land investments.

1Q11 - Taxes

Income taxes, social contribution and deferred taxes for the 1Q11 amounted to R$ 2.9 million, compared to R$ 22.5 million in 1Q10. This result is mainly due to lower income before tax reached this quarter and also optimization of tax planning annouced last quarter. In the future, we continue to expect income tax to represent approximately 2% of net revenue.

1Q11 - Adjusted Net Income

Net income in 1Q11 was R$ 13.7 million compared to R$ 64.8 million in the 1Q10. However, net income on an adjusted basis (before deduction of expenses related to minority shareholders and stock options), reached R$ 24.1 million, with an adjusted net margin of 3%, representing a decrease of 69.7% when compared to R$ 79.6 million in 1Q10, mostly due to above mentioned facts.

1Q11 - Earnings per Share

Earnings per share was R$ 0.03/share in the 1Q11 compared to R$ 0.15/share in 1Q10, a 79.5% decrease. Shares outstanding at the end of the period were 431.4 million (ex. Treasury shares) and 418.7 million in the 1Q10.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.6 billion in 1Q11, R$ 555 million higher than in 1Q10. The consolidated margin in the quarter was 39.0%, 390 bps higher than in 1Q10 and 16 bps higher than 4Q10, reflecting the fact that recent projects continued to post favorable margins while the impact of our older-lower margin projects are low.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

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  Quarterly information - 03/31/2011 – Gafisa S.A.

Table 15 - Results to be recognized (REF)
(R$ million)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Revenues to be recognized	4,062	2,934	3,963	38.4%	2.5%
	Costs to be recognized	(2,477)	(1,904)	(2,423)	30.1%	2.2%
	Results to be recognized (REF)	1,585	1,030	1,540	53.9%	2.9%
	REF margin	39.0%	35.1%	38.9%	391 bps	16 bps

Note: Revenues to be recognized are net of pis/Cofins (3,65%);excludes the AVP method in troduced byLaw n° 11,638

Balance Sheet

Cash and Cash Equivalents

On March 31, 2011, cash and cash equivalents reached R$ 0.9 billion, 23% lower than 4Q10, mainly due to the cash burn from the period. While our cash position is sufficient to execute our development plans, with the expected positive cash flow generation in 2H11, we will see improvement in our cash cushion.

Accounts Receivable

At the end of 4Q10, total accounts receivable increased by 3% to R$ 9.7 billion, compared to R$ 9.4 billion in 4Q10, and increased 35% as compared to the R$ 7.2 billion balance in 1Q10, reflecting increased sales activity.

Table 16 - Total receivables
(R$ million)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Receivables from developm ents - ST	2,554.2	1,502.9	2,465.8	70%	4%
	Receivables from developm ents - LT	1,661.6	1,542.2	1,646.9	8%	1%
	Receivables from PoC - ST	3,357.4	2,193.7	3,158.1	53%	6%
	Receivables from PoC - LT	2,106.8	1,922.5	2,113.3	10%	0%
	Total	9,679.9	7,161.2	9,384.1	35%	3%
Notes:
ST = short term ; LT = long term
Receivables from developm ents: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according do PoC and BRGAP

Inventory (Properties for Sale)

Inventory at market value totaled R$ 3.0 billion in 1Q11, an decrease of 8.4% when compared to the R$ 3.3 billion registered in the 4Q10. On a consolidated basis, our inventory is at a comfortable level of 9 months of sales based on LTM sales figures.

Finished units of inventory at market value represented 14% by the end of the quarter, or 100 bps higher than this ratio at 4Q10, mainly due to the completion of unsold Gafisa’s units that more than compensate finished units sold in the quarter. We continue to focus on finished inventory reduction.

At the end of 1Q11, 57.5% of the total inventory reflected units where construction is up to 30% complete.

Table 17 - Inventories
(R$000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	Land	1,014,630	745,119	837,510	36.2%	21.1%
	Units under construction	879,333	842,022	956,733	4.4%	-8.1%
	Completed units	333,168	169,373	272,923	96.7%	22.1%
	Total	2,227,131	1,756,514	2,067,166	26.8%	7.7%

Table 18 - Inventories at market value
PSV - (R$000)		1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Consolidated	2011 launches	216,654	-	-	-	-
	2010 launches	1,398,314	421,520	1,899,788	232%	-26%
	2009 launches	345,271	581,735	316,129	-41%	9%
	2008 and earlier launches	1,056,771	1,542,731	1,079,518	-31%	-2%
Consolidated	Total	3,017,010	2,545,985	3,295,435	18.5%	-8.4%

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  Quarterly information - 03/31/2011 – Gafisa S.A.

Table 19 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units	Total 1Q11
Gafisa	206,589	688,241	439,766	456,863	369,364	2,160,822
Tenda	197,632	295,694	129,033	168,800	65,029	856,188
Total	404,221	983,935	568,799	625,663	434,393	3,017,010

Liquidity

On March 31, 2011, Gafisa had a cash position of R$ 0.9 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.7 billion, resulting in a net debt and obligations of R$ 2.7 billion. The net debt and investor obligation to equity and minorities ratio was 72.0% compared to 65.3% in 4Q10, mainly due to the R$ 273 million cash burn in the first quarter. When excluding Project Finance, this ratio reached only 19.6% net debt/equity, a comfortable leverage level with a competitive cost that is equivalent to the Selic rate.

Our 1Q11 cash burn was mainly explained by the over R$ 658 million in expenditures in construction and development payments and R$ 72 million in land acquisition payments. We expect cash burn to continue to reduce in the 2Q11. During the 2H11 this ratio should start to diminish, following expected positive cash flow generation, and is expected to close the year with a Net Debt/Equity below 60%, following the previously stated guidance. With the expected positive cash flow for full year 2011, we should be able to deleverage the Company, which together with a greater use of the blue print mortgage - requiring almost no working capital - for Tenda’s MCMV units, should contribute to our ability to meet our higher launch volume targets and, at the same time, reduce current leverage and keep it at a comfortable level going forward. On page 17, we also highlighted our current debt covenants ratio, showing a comfortable position by the end of the quarter.

Project finance now represents 54% of the total debt. Currently we have access to a total of R$ 3.9 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.1 billion in signed contracts and R$ 0.9 billion of contracts in process, giving us additional availability of R$ 0.9 billion.

We also have receivables (from units already delivered) of over R$ 200 million available for securitization. The following tables set forth information on our debt position.

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Table 20 - Indebtedness and Investor obligations
Type of obligation (R$000)	1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Debentures - FGTS (project finance)	1,239,816	1,231,575	1,211,304	0.7%	2.4%
Debentures - Working Capital	688,800	656,217	668,627	5.0%	3.0%
Project financing (SFH)	755,652	458,008	745,707	65.0%	1.3%
Working capital	604,391	687,801	664,471	-12.1%	-9.0%
Incorporation of controlling company	-	-	-	-	-
Total consolidated debt	3,288,659	3,033,601	3,290,109	8%	0%

Consolidated cash and availabilities	926,977	2,125,613	1,201,148	-56%	-23%
Investor Obligations	380,000	300,000	380,000	-	-
Net debt and investor obligations	2,741,682	1,207,988	2,468,961	127%	11%
Equity + Minority shareholders	3,809,175	3,492,889	3,783,669	9%	1%
(Net debt + Obligations) / (Equity + Minorities)	72.0%	34.6%	65.3%	3739 bps	672 bps
(Net debt + Ob.) / (Eq + Min.) - Exc.
Project Finance (SFH + FGTS Deb.)	19.6%	-14%	13.5%	3338 bps	606 bps

Table 21 - Debt maturity
(R$ million)	Average Cost (p.a.)	Total	Until	Until	Until	Until	After
			Mar/2012	Mar/2013	Mar/2014	Mar/2015	Mar/2015
Debentures - FGTS (project finance)	(8.25% - 9.06%) + TR	1.239,8	43,6	150,0	597,2	449,1	-
Debentures - Working Capital	CDI + (1.5% - 1.95%)	688,8	28,0	122,4	125,0	257,9	155,5
Project financing (SFH)	(8.30% - 12%) + TR	755,7	626,0	118,4	10,7	0,6	-
Working capital	CDI + (1.30% - 4.20%)	604,4	212,3	100,1	95,4	196,6	-
sub-total consolidated debt	11,8%	3.288,7	909,9	490,9	828,3	904,2	155,5
Investor Obligations	CDI	380	-	127	127	127	-
Total consolidated debt		3.668,7	909,9	617,6	954,9	1.030,8	155,5
% Total			25%	17%	26%	28%	4%

Outlook 2011 vs. Actual

In 1Q11 Gafisa achieved 10% of the full year launches guidance of between R$ 5.0 billion and R$ 5.6 billion. The slower launches in the first quarter can be partly attributed to delays in licensing approvals, mainly under Tenda segment. These delayed projects held back in Q1 are expected to be launched in Q2, keeping expected share of full year launch guidance, typically in the range of 30%-40%, to be followed by what is a traditionally stronger second half of the year.

With regard to profitability, the 13.3% EBITDA margin came in according to our expectations for the first half guidance range of between 13% and 17%, mainly due to the reasons anticipated in the 4Q10 related to: i) lower recognition of revenue impacting the diluting of fixed costs; ii) delivery of lower margin products by Tenda, due to a lack of standardization among the older products, and by Gafisa, due to cost overruns associated with geographical expansion and projects in Rio de Janeiro; and iii) discounts on finished units.

We continue to expect lower cash burn in the 2Q11, followed by a positive operating cash flow in the 2H11 that should bring the Net Debt/Equity ratio down below 60% at the end of the year.

Considering the aforementioned, current guidance figures for 2011 are as follows:

Launches		Guidance
(R$ m illion)		2011	1Q11%
Gafis a	Min.	5,00 0		10%
(consolidated)	Average	5,30 0	513	10%
	Max.	5,60 0		9%

EBITDA M argin (%)		Guidance 1H11	1Q11%
Gafis a	Min.	13.0%		30 b ps
(consolidated)	Average	15.0%	1 3.3%	-170 bps
	Max.	17.0%		-370 bps

Net Debt/Equity (%) -		Guidance	1Q11%
EoP		2011
Gafisa	Max.	< 60.0%	7 2.0%	1200 bps

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Covenants ratios
Table 22 - Debenture Covenants - 5th issuance
Debenture covenants - 5th issuance			4Q10	1Q11
(Total debt - SFH debt - Cash) / Equity = 75%			35.5%	42.2%
(Total Receivables + Finished Units) / (Total Debt - Cash) = 2.2x			4.6x	4.2x

Maturity (in R$ million)	5th issuance
2012	125
2013	125
Total	250

Table 23 - Debenture Covenants - 7th issuance / 8th issuance
Debenture covenants - 7th / 8th issuance			4Q10	1Q11
(Total Receivables + Finished Units) / (Total Debt - Cash - Project Debt) > 2			73.2x	27.3x
(Total Debt - SFH Debt - Project Debt - Cash) / Equity = 75%			3.5%	9.6%
EBIT / (Net Financial Result) > 1,3			6.84	6.58

Maturity (in R$ million)	7th issuance	8th issuance
2013	300	-
2014	300	144
After 2015	-	156
Total	600	300

Table 24 - Selected Financials for Covenant Calculation
Financial statements (R$ million)			4Q10	1Q11
Total debt			3,290	3,289
Project debt			1,211	1,240
SFH debt			746	756
Cash and availabilities			1,201	927
Total receivables			9,384	9,680
Receivables - PoC			5,271	5,464
Receivables - results to be recognized			4,113	4,216
Finished units			273	333
Equity			3,784	3,809

Glossary

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

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Land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 56 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations Luiz Mauricio de Garcia Paula Rodrigo Pereira Phone: +55 11 3025-9297 / 9242 / 9305	Media Relations (Brazil) Débora Mari Máquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The first quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

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The following table sets projects launched during the 1Q11:

Table 22 - Projects launched
Company	Project	Launch Date	Local	% Gafisa	Units (%Gafisa)	PSV (%Gafisa)	% sales 31/Mar/11	sales 31/Mar/11
Gafisa	Avant Garde	March	Santos SP	100%	168	112,943	65%	73,382
Gafisa	Comercial ICON	March	São Gonçalo RJ	100%	448	70,523	15%	10,400
Gafisa	Alegria Fase 4	March	Guarulhos SP	100%	139	44,836	55%	24,578
Gafisa					755	228,302	47%	108,360

Alphaville	Alphaville Pernambuco	March	Duas Unas PE	83%	457	119,654	56%	67,560
Alphaville	Alphaville Campo Grande	March	Campo Grande MT	66%	391	62,260	75%	46,549
Alphaville					849	181,914	63%	114,108

Tenda	Parque Lumiere	January	São Paulo SP	100%	100	11,220	100%	11,270
Tenda	Araçagy F3	January	Paço do Lumiar MA	50%	186	24,865	97%	24,056
Tenda	Parma Life	January	Belo Horizonte MG	100%	60	8,884	100%	9,713
Tenda	Parque Arvoredo F3	March	Curitiba PR	100%	210	46,378	51%	23,849
Tenda	Piemonte	March	Santa Luzia MG	100%	94	11,042	45%	4,961
Tenda					650	102,389	72%	73,849

Total					2,254	512,606	58%	296,317

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The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the first quarter ended on March 31, 2010.

Company	Project	Construction status		%Sold		Revenues recognized (R$ '000)
		1Q11	4Q10	1Q11	4Q10	1Q11	4Q10
Gafisa	CONDESSA	29%	0%	67%	16%	30,771	-
Gafisa	PQ BARUERI COND - FASE 1	100%	94%	79%	74%	16,616	19,772
Gafisa	MONT BLANC	91%	82%	56%	48%	12,074	10,863
Gafisa	RESERVA IBIAPABA	48%	31%	97%	97%	11,742	8,962
Gafisa	VISION BROOKLIN	58%	50%	98%	97%	11,674	4,878
Gafisa	ALEGRIA FASE 1	81%	69%	89%	84%	11,188	13,989
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	100%	98%	82%	75%	10,328	6,759
Gafisa	LAGUNA DI MARE	93%	78%	85%	82%	9,533	11,371
Gafisa	Chácara Santana	96%	90%	99%	99%	8,791	8,589
Gafisa	SUPREMO	100%	95%	100%	100%	8,648	11,022
Gafisa	IT STYLE - FASE 1	55%	53%	96%	91%	8,013	8,717
Gafisa	PATIO CONDOMINIO CLUBE	93%	84%	84%	78%	7,754	5,452
Gafisa	Smart Perdizes	37%	36%	99%	62%	7,332	10,456
Gafisa	CENTRAL LIFE CLUB F1	23%	18%	95%	80%	7,089	13,578
Gafisa	Mansão Imperial - F1	75%	67%	83%	78%	6,987	5,487
Gafisa	PAULISTA CORPORATE	83%	79%	97%	97%	6,673	4,581
Gafisa	Mansão Imperial - Fase 2b	73%	65%	66%	61%	6,029	8,748
Gafisa	RESERVA DO BOSQUE F2	82%	68%	89%	89%	6,007	6,367
Gafisa	Supremo Ipiranga	66%	57%	100%	99%	5,782	7,531
Gafisa	Alphaville Barra da Tijuca	95%	92%	73%	73%	5,710	6,383
Gafisa	CENTRAL LIFE CLUB F2	20%	18%	89%	66%	5,588	10,994
Gafisa	RESERVA DO BOSQUE F1	85%	73%	97%	97%	5,452	4,270
Gafisa	Magno	64%	56%	100%	100%	5,305	6,017
Gafisa	ALEGRIA F3	43%	33%	76%	62%	5,255	3,960
Gafisa	Alegria - Fase2A	81%	69%	88%	87%	4,832	5,526
Gafisa	PATIO MONDRIAN	45%	39%	81%	80%	4,827	743
Gafisa	Vila Nova São José F1 - Metropolitan	92%	81%	75%	66%	4,726	2,671
Gafisa	RESERVA STA CECILIA	100%	88%	33%	30%	4,619	4,782
Gafisa	Details	95%	87%	96%	96%	4,273	8,201
Gafisa	TERRAÇAS TATUAPE	100%	96%	99%	96%	4,002	9,979
Gafisa	MADUREIRA	84%	69%	90%	86%	3,975	3,539
Gafisa	MISTRAL	84%	76%	98%	97%	3,782	6,414
Gafisa	SECRET GARDEN	98%	96%	86%	82%	3,685	1,566
Gafisa	Others					148,227	170,244
	Total Gafisa					407,286	412,412

Alphaville	TERESINA	21%	21%	97%	96%	10,806	17,059
Alphaville	RIBEIRÃO PRETO	41%	41%	93%	93%	9,920	16,486
Alphaville	PORTO ALEGRE	30%	30%	87%	86%	8,236	8,693
Alphaville	BRASÍLIA	39%	39%	87%	86%	5,857	10,019
Alphaville	RIO COSTA DO SOL	70%	70%	67%	60%	5,654	9,494
Alphaville	MANAUS	100%	100%	99%	99%	4,866	8,495
Alphaville	CONCEITO A RIO OSTRAS (ex caxias sul)	46%	46%	65%	54%	4,326	6,350
Alphaville	TERRAS ALPHA FOZ	81%	81%	89%	82%	4,311	7,615
Alphaville	GRAVATAÍ	66%	66%	51%	39%	3,870	4,715
Alphaville	Others					55,778	72,089
	Total AUSA					113,624	161,016

	Total Tenda					279,446	355,209

	Consolidated Total					800,356	928,637

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Consolidated Income Statement

The Income Statement reflects the impact of IFRS adoption, also for 2010.

R$ 000	1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
Gross Operating Revenue	868,096	938,876	1,058,567	-7.5%	-18.0%
Real Estate Development and Sales	859,889	930,999	1,062,182	-7.6%	-19.0%
Construction and Services Rendered	8,207	7,877	(3,615)	4.2%	-327.0%
Deductions	(67,740)	(31,291)	(129,930)	116.5%	-47.9%
Net Operating Revenue	800,356	907,585	928,637	-11.8%	-13.8%
Operating Costs	(615,588)	(654,929)	(650,402)	-6.0%	-5.4%
Gross profit	184,768	252,656	278,235	-26.9%	-33.6%
Operating Expenses
Selling Expenses	(51,505)	(51,294)	(76,243)	0.4%	-32.4%
General and Administrative Expenses	(56,307)	(57,418)	(64,894)	-1.9%	-13.2%
Other Operating Revenues / Expenses	(10,981)	(1,980)	(781)	454.7%	1306.0%
Depreciation and Amortization	(12,365)	(10,238)	(6,492)	20.8%	90.5%
Operating results	53,610	131,726	129,825	-59.3%	-58.7%
Financial Income	24,664	23,929	26,810	3.1%	-8.0%
Financial Expenses	(55,662)	(57,197)	(28,387)	-2.7%	96.1%
Incom e Before Taxes on Incom e	22,612	98,458	128,248	-77.0%	-82.4%
Deferred Taxes	6,303	(14,743)	25,608	-142.8%	-75.4%
Income Tax and Social Contribution	(8,150)	(7,746)	(9,474)	5.2%	-14.0%
Incom e After Taxes on Incom e	20,765	75,969	144,382	-72.7%	-85.6%
Minority Shareholders	(7,059)	(11,150)	(7,019)	-36.7%	0.6%
Net Income	13,706	64,819	137,363	-78.9%	-90.0%

Net Income Per Share (R$)	0.03177	0.15480	0.31877	-79.5%	-90.0%

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Consolidated Balance Sheet

	1Q11	1Q10	4Q10	1Q11 x 1Q10	1Q11 x 4Q10
ASSETS
Current Assets
Cash and cash equivalents	228,700	280,931	256,382	-18.6%	-10.8%
Market Securities	698,277	1,844,682	944,766	-62.1%	-26.1%
Receivables from clients	3,357,360	2,193,650	3,158,074	53.0%	6.3%
Properties for sale	1,765,570	1,327,966	1,568,986	33.0%	12.5%
Other accounts receivable	210,993	95,436	178,305	121.1%	18.3%
Deferred selling expenses	10,375	18,802	2,482	-44.8%	318.0%
Prepaid expenses	11,916	12,250	18,734	-2.7%	-36.4%
	6,283,191	5,773,717	6,127,729	8.8%	2.5%
Long-term Assets
Receivables from clients	2,106,770	1,922,482	2,113,314	9.6%	-0.3%
Properties for sale	461,561	428,549	498,180	7.7%	-7.4%
Deferred taxes	330,739	307,132	337,804	7.7%	-2.1%
Other	148,059	53,083	181,721	178.9%	-18.5%
	3,047,129	2,711,246	3,131,019	12.4%	-2.7%

Property, plant and equipment	79,822	60,269	80,852	32.4%	-1.3%
Intangible assets	212,890	207,581	209,954	2.6%	1.4%
	292,712	267,850	290,806	9.3%	0.7%

Total Assets	9,623,032	8,752,813	9,549,554	9.9%	0.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financing	838,334	735,741	797,903	13.9%	5.1%
Debentures	71,562	139,792	26,532	-48.8%	169.7%
Obligations for purchase of land and advances from
clients	438,462	470,986	420,199	-6.9%	4.3%
Materials and service suppliers	178,443	234,648	190,461	-24.0%	-6.3%
Taxes and contributions	259,690	143,196	243,050	81.4%	6.8%
Taxes, payroll charges and profit sharing	84,897	64,851	72,153	30.9%	17.7%
Provision for contingencies	16,540	7,326	16,540	125.8%	0.0%
Dividends	102,897	54,468	102,767	88.9%	0.1%
Other	206,914	205,465	147,567	0.7%	40.2%
	2,197,739	2,056,473	2,017,172	6.9%	9.0%
Long-term Liabilities
Loans and financings	521,708	410,067	612,275	27.2%	-14.8%
Debentures	1,857,055	1,748,000	1,853,399	6.2%	0.2%
Obligations for purchase of land	187,920	161,194	177,860	16.6%	5.7%
Deferred taxes	391,687	452,496	424,409	-13.4%	-7.7%
Provision for contingencies	126,841	51,957	126,841	144.1%	0.0%
Other	530,907	379,737	553,929	39.8%	-4.2%
	3,616,118	3,203,451	3,748,713	12.9%	-3.5%

Shareholders' Equity
Capital	2,730,787	2,691,218	2,729,198	1.5%	0.1%
Treasury shares	(1,731)	(1,731)	(1,731)	0.0%	0.0%
Capital reserves	298,968	293,626	255,145	1.8%	17.2%
Revenue reserves	698,889	381,651	323,573	83.1%	116.0%
Retained earnings/accumulated losses	13,706	64,819	416,050	0.0%	-96.7%
Minority Shareholders	68,556	63,306	61,434	8.3%	11.6%
	3,809,175	3,492,889	3,783,669	9.1%	0.7%
Liabilities and Shareholders' Equity	9,623,032	8,752,813	9,549,554	9.9%	0.8%

31

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  Quarterly information - 03/31/2011 – Gafisa S.A.

Consolidated Cash Flows

	1Q11	1Q10
Incom e Before Taxes on Incom e	22,612	92,053
Expenses (income) not affecting w orking capital
Depreciation and amortization	12,365	10,238
Expense on stock option plan	3,363	3,183
Unrealized interest and charges, net	55,662	64,501
Warranty provision	2,460	2,703
Provision for contingencies	8,484	3,158
Profit sharing provision	2,133	1,693
Allow ance (reversal) for doubtful debts	6,385	114

Decrease (increase) in assets
Clients	(199,127)	(339,600)
Properties for sale	(159,965)	(8,058)
Other receivables	7,792	29,027
Deferred selling expenses and prepaid expenses	(7,892)	(12,286)

Decrease (increase) in liabilities
Obligations on land purchases and advances from customers	28,323	7,666
Taxes and contributions	16,640	5,019
Trade accounts payable	(12,018)	40,317
Salaries, payroll charges	10,609	3,531
Other accounts payable	9,978	(23,750)

Cash used in operating activities	(192,196)	(120,491)

Investing activities

Purchase of property and equipment and deferred charges	(14,272)	(17,686)
Securities inflow /outflow	246,489	(713,570)
Cash used in investing activities	232,217	(731,256)

Financing activities

Capital increase	1,589	1,063,943
Follow on expenses	-	(40,971)
Increase in loans and financing	117,922	104,105
Repayment of loans and financing	(184,342)	(257,138)
Assignment of credit receivables, net	8,150	(12,787)
Proceeds from subscription of redeemable equity interest in securitizatio	(2,872)	(9,668)
Taxes paid	(8,150)	(7,746)
Net cash provided by financing activities	(67,703)	839,738

Net increase (decrease) in cash and cash equivalents	(27,682)	(12,009)

Cash and cash equivalents

At the beggining of the period	256,382	292,940
At the end of the period	228,700	280,931

Net increase (decrease) in cash and cash equivalents	(27,682)	(12,009)

32

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

1.   Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Av. das Nações Unidas, 8501, 19º andar, in the City and State of São Paulo,  and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274. In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 15).

In May 2010, the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The acquisition of shares has the purpose of ensuring the viability of the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in a capital increase amounting to R$ 20,282 (Note 15).

2.   Presentation of interim information

The interim information was approved by the Board of Directors in the meeting held on May 3, 2011.

The interim financial information and the consolidated interim financial information were prepared in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21, and the IAS 34 – Interim Financial Reporting, which considers Guideline 04 issued by the CPC on the application of Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities regarding revenue recognition, and respective costs and expenses arising from real estate development operations in reference to the state of completion (percentage of completion method), issued by the Brazilian FASB (CPC) and approved by the Brazilian Securities Commission (CVM) and the Brazilian National Association of State Boards of Accountancy (CFC), as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR).

33

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee (IFRIC). The results of this consideration may cause the Company to revise its accounting practices related to the recognition of results.

The accounting policies adopted in the preparation of interim financial information and the consolidated interim financial information of the Company were applied consistently with those adopted and disclosed in Note 2 to the financial statements for the year ended December 31, and, accordingly, shall be read together with this document.

2.1     Consolidated interim information

The Company’s quarterly consolidated information, which includes the financial statements of subsidiaries and the joint ventures indicated in Note 8, was prepared in compliance with the applicable consolidation practices and the legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the Company.

34

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

2.   Presentation of interim information--Continued

2.2     Interim consolidated information --Continued

The Company carried out the proportionate consolidation of the financial statements of the jointly-controlled investees listed below, which main information is the following:

									Net	Net		Net income
	%	Current		Non-Current		Equity	Net	Gross	operating	Financial	Income tax	(loss)
	ownership										and social
Investees	interest	Asset	Liability	Asset	Liability		Revenue	Result	Income	Income	contribution	For the year
Gafisa SPE-46 Emp. Imob. Ltda.	60%	15,505	996	1,040	12,615	2,934	97	451	0	63	(23)	491
Gafisa SPE-40 Emp. Imob. Ltda.	50%	7,718	2,171	1,693	137	7,103	(383)	34	(8)	23	10	59
Dolce Vita Bella Vita SPE S/A	50%	(843)	1,030	5,952	7	4,071	15	14	-	3	(2)	15
Saíra Verde Emp. Imob. Ltda.	70%	843	(451)	(604)	25	665	39	39	(1)	4	(2)	39
DV SPE S/A	50%	1,720	474	856	136	1,965	12	9	(0)	(1)	(0)	7
Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.	80%	35,852	10,653	223	9,286	16,137	(67)	(67)	(62)	(2)	-	(131)
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE
Ltda.	45%	3,933	285	1,517	115	5,049	50	11	(4)	15	(19)	3
Península I SPE S/A	50%	9,742	11,767	(277)	251	(2,553)	(263)	(271)	(43)	13	(10)	(311)
Península 2 SPE S/A	50%	9,093	12,024	3,220	2,925	(2,636)	613	229	(0)	8	(2,897)	(2,660)
Villaggio Panamby Trust S/A	50%	4,954	535	109	(31)	4,560	538	506	(2)	2	(146)	360
Gafisa SPE-44 Emp. Imob. Ltda.	40%	3,408	589	921	28	3,713	-	-	(0)	-	-	(0)
Gafisa SPE-65 Emp. Imob. Ltda.	80%	35,202	21,274	207	1,338	12,798	4,167	773	(80)	59	(197)	556
Gafisa SPE-71 Emp. Imob. Ltda.	80%	39,288	22,158	288	4,217	13,201	4,841	1,869	(67)	(27)	(223)	1,552
Gafisa SPE-73 Emp. Imob. Ltda.	80%	10,045	363	2,039	4,984	6,738	1	1	(651)	(5)	(10)	(665)
Gafisa SPE- 76 Emp. Imob. Ltda.	50%	141	37	-	21	82	-	-	(0)	-	-	(0)
Gafisa SPE-70 Emp. Imob. Ltda.	55%	15,955	1,541	302	1,798	12,917	-	-	(12)	(0)	-	(12)
Gafisa SPE-85 Emp. Imob. Ltda.	80%	22,359	16,474	54,243	23,342	36,786	13,596	4,920	278	88	(412)	4,874
Gafisa SPE-102 Emp. Imob. Ltda.	80%	1,785	687	-	1,071	26	-	-	(4)	7	(2)	1
Gafisa SPE-104 Emp. Imob. Ltda.	50%	1	0	-	-	1	-	-	(0)	-	-	(0)
Sítio Jatiuca Empreendimento Imobiliário SPE
Ltda.	50%	114,472	52,607	795	39,495	23,069	5,420	6,409	(214)	121	(244)	6,071
Deputado José Lajes Empreendimento Imobiliário
SPE Ltda.	50%	3,905	751	14	3,408	(241)	25	203	(2)	16	(5)	218
Alto da Barra de São Miguel Empreendimento
Imobiliário SPE Ltda.	50%	28,936	4,234	258	27,748	(2,797)	514	195	(547)	(4)	(6)	(362)
Reserva & Residencial Spazio Natura
Empreendimento Imobiliário SPE Ltda.	50%	1,747	5	-	364	1,378	-	-	(1)	-	-	(1)
Gafisa SPE 116 Emp. Imob. Ltda	50%	57,108	49,877	-	7,262	(30)	-	-	(31)	-	-	(31)
BKO ENGENHARIA E COMERCIO LTDA	50%	10,143	2,360	147	848	7,082	(618)	(1,711)	(61)	81	90	(1,601)

(A free translation of the original in Portuguese)

  Quarterly information - 03/31/2011 – Gafisa S.A.

2.   Accounting policies--continued

2.2     Interim consolidated information--Continued

	%								Net		Income tax	Net income
	Ownership		Current	Non-current		Equity	Net	Gross	Operating	Net financial	and social	(loss)
Investees	Interest	Asset	Liability	Asset	Liability		Revenue	Result	Income	Income	Contribution	For the year
O Bosque Empr. Imob. Ltda	60%	9,907	40	288	201	9,954	26	(3)	(3)	(0)	(1)	(7)
Grand Park - Parque das Aguas Emp. Imob. Ltda	50%	53,414	42,023	13,016	1,864	22,544	9,061	2,363	(98)	(755)	(261)	1,249
Grand Park - Parque das Arvores Emp. Imob.
Ltda	50%	98,120	44,280	7,310	22,404	38,746	16,378	6,137	(25)	(1,159)	(503)	4,450
Dubai Residencial Emp. Imob. Ltda.	50%	39,795	23,453	7,724	606	23,460	9,589	4,315	(0)	(505)	(342)	3,469
Varandas Grand Park Emp. Imob. Ltda.	50%	4,220	1,979	9,829	9,792	2,277	1,753	63	(17)	(9)	(74)	(37)
PRIME SPE FRANERE GAFISA 07 EMP	50%	3,168	2,630	3,437	4,256	(282)	1,941	448	(448)	(1)	(95)	(97)
Costa Maggiore Emp. Imob. Ltda.	50%	19,603	3,899	14,930	16,459	14,176	3,667	1,109	(94)	32	(38)	975
City Park Brotas Emp. Imob. Ltda.	50%	5,379	1,647	29	3,191	570	1,417	(91)	2	68	(65)	(86)
City Park Acupe Emp. Imob. Ltda.	50%	5,226	1,559	18	2,254	1,430	1,034	(162)	10	101	(58)	(109)
Patamares 1 Emp. Imob. SPE Ltda.	50%	10,610	5,179	1,786	24	7,194	2,926	57	3	206	(151)	115
Graça Emp. Imob. Ltda.	50%	11,216	242	-	10,229	744	-	(10)	-	(0)	-	(10)
Acupe Exclusive Emp. Imob. Ltda.	50%	2,771	1,661	-	920	189	206	(200)	2	43	(18)	(173)
Manhattan Square Emp. Imob. Comercial 01 SPE
Ltda.	50%	55,129	13,383	-	33,417	8,329	5,059	(65)	(70)	79	-	(56)
Manhattan Square Emp. Imob. Comercial 02 SPE
Ltda.	50%	7,798	25	-	6,539	1,234	-	-	-	(2)	-	(2)
Manhattan Square Emp. Imob. Residencial 02
SPE Ltda.	50%	19,466	4	-	16,859	2,603	-	(0)	-	(3)	-	(3)
Manhattan Square Emp. Imob. Residencial 01
SPE Ltda.	50%	127,626	26,053	1,441	107,539	(4,525)	3,360	(4,533)	(327)	2,321	-	(2,539)
FIT 13 SPE Emp. Imob. Ltda.	50%	15,432	5,887	8,891	(131)	18,567	3,526	969	(198)	404	63	1,239
API SPE 29 - Planej.e Desenv.de
Empreend.Imob.Ltda	50%	25,926	19,702	1,364	703	6,886	12,480	3,952	(295)	96	(253)	3,501
API SPE 28 - Planej.e Desenv.de
Empreend.Imob.Ltda	50%	83,450	19,035	16	28,291	36,139	17,533	7,936	(102)	(26)	1,295	9,039
Parque do Morumbi Incorporadora LTDA.	80%	17,898	13,110	151	747	4,191	674	331	(349)	1	(55)	(73)
Gafisa SPE-48 S/A	80%	115,901	50,018	538	6,201	60,220	738	(4,087)	(62)	255	(117)	(4,011)
Gafisa SPE-55 S.A.	80%	79,399	22,035	355	13,139	44,579	15,102	3,841	(306)	36	(577)	2,993
Gafisa SPE-77 Emp. Imob. Ltda	65%	83,350	19,571	33,204	52,316	44,667	8,785	4,223	4	(147)	(985)	3,095
Saí Amarela S/A	50%	5,532	2,583	(725)	112	2,111	90	84	(2)	(73)	0	9
Sunshine S.A	60%	11,553	5,830	806	293	6,236	54	52	(0)	13	(31)	35
Cyrela Gafisa SPE Ltda	50%	3,640	788	-	684	2,168	(863)	(428)	(16)	(156)	22	(578)

The SPEs in which interest is over 50% are proportionally consolidated because they are managed jointly.

3.          New pronouncements issued by the IASB

Until disclosure date of these interim individual and consolidated financial statements, the following pronouncements and interpretations issued by the IASB were published, however, their application was not mandatory for the year beginning January 1, 2011:

New Standards	Mandatory application for years beginning as from:
IFRS 9 – Financial Instruments (i)	January 1, 2013
New Interpretations
Amendment to IFRS 7 – Financial Instruments: Disclosures Transfer of Financial Assets	January 1, 2013

(i)         IFRS 9 ends the first part of the Project for replacing “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. The Company does not expect  this change to cause impact on its consolidated financial statements.

The Company does not expect significant impacts on the consolidated financial statements in the first adoption of the new pronouncements and interpretations.

The following pronouncements and interpretations issued by the IASB shall be mandatorily applied for the year beginning January 1, 2011. Such changes did not have impact on or have already been reflected in the interim consolidated information of the Company.

New Standards	Mandatory application for years beginning as from:
IAS 24 – Revised Related Parties: Disclosure (i)	January 1, 2011
New Interpretations
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (ii)	July 1, 2010
Amendment to IFRIC 14 – Prepayments of a minimum funding requirement (iii)	January 1, 2011
Amendments to Existing Standards
Amendment to IAS 32 – Financial Instruments: Presentation and Classification of Rights Issues	February 1, 2010
Amendment to IAS 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011

(i)              It simplifies the disclosure requirements for government entities and clarifies the definition of the term related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and hardly applicable, mainly in environments with wide governmental control, offering partial exemption to government companies and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011.

(ii)             IFRIC 19 was issued in November 2009 and is effective as from July 1, 2010, its early adoption being permitted. This interpretation clarifies the requirements of the International Financial Reporting Standards (IFRS) when an entity renegotiates the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability.

(ii)        This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity account for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on the Company’s consolidated financial statements.

There are no other standards or interpretations issued, or adopted that may, in Management’s opinion, produce significant impact on the income statement or the equity disclosed by the Company.

The Brazilian FASB (CPC) has not issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of CPC and CVM’s commitment to keeping the set of standards issued that were based on the updates made by the IASB updated, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

4.   Cash and cash equivalents, and marketable securities and collaterals

4.1     Cash and cash equivalents

	Individual		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010
Cash and cash equivalents
Cash and banks	10,184	30,524	213,852	172,336
Securities purchased under
agreement to resell	3,433	35,568	14,848	84,046

Total cash and cash equivalents	13,617	66,092	228,700	256,382

Securities purchased under agreement to resell include interest earned from 99.0% to 101.0% (December 31, 2010 – 98.25% to 104.0%) of Interbank Deposit Certificates (CDI’s). Both transactions are made in first class financial institutions.

4.2     Marketable Securities and collaterals

	Individual		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Available for sale
Investment funds		-	3,947	3,016
Government securities	236,932	94,878	269,652	117,001
Bank deposit certificates	57,754	82,004	173,521	183,562
Restricted cash in guarantee to loans (a)	15,183	297,911	62,547	453,060
Restricted credits (b)	-	-	172,110	171,627
Other (c)	16,500	16,500	16,500	16,500

Total marketable securities and collaterals	326,369	491,295	698,277	944,766

(a)     Restricted cash in fixed-income fund, whose shares are valued by investments only in federal government bonds, indexed to fixed and floating rates and/or price indexes, and made available when the ratio of restricted receivables in guarantee of debentures reach 120% of the debt balance.

(b)     Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a government real estate finance aid, and are in process of approval at the Caixa Econômica Federal. These approvals are made to the extent the contracts signed with clients at the financial institutions are regularized, which the Company expects to receive in up to 90 days.

(c)        Additional Construction Potential Certificates (CEPAC’s)

As of March 31, 2011, the Bank Deposit Certificates (CDB’s) include interest earned from 80.00% to 108.5% (December 31, 2010 – 98.00% to 108.5%) of Interbank Deposit Certificates (CDI’s).

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

4.   Cash and cash equivalents and marketable securities and collaterals--Continued

4.2     Marketable securities and collaterals--Continued

     In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPAC’s) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At March 31, 2011, the CEPAC’s, recorded in the heading other, have liquidity, the estimated fair value approximates cost, and shall not be used in ventures to be launched in the future.

     Such issue was registered with the CVM under the No. CVM/SRE/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction having as intermediary the institutions that take part in the securities distribution system.

As of March 31, 2011 and December 31, 2010, the amount related to open-end and exclusive investment funds is recorded at fair value through profit and loss. Pursuant to CVM Rule No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated.

Exclusive funds are as follows:

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

4.   Cash and cash equivalents and marketable securities and collaterals--Continued

4.2     Marketable securities and collaterals--Continued

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to appreciate the value of its shares by investing the funds of its investment portfolio, which may be comprised of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDB’s and Bank Receipts of Deposits (RDB’s), investment fund shares of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of shares, which can be redeemed with a return at any time.

The breakdown of securities, which comprise the exclusive investment funds at  March 31, 2011, is as follows:

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

4.   Cash and cash equivalents and marketable securities and collaterals--Continued

4.2     Marketable securities and collaterals--Continued

Arena

Cash	(96)
Government securities (LFT)	269,652
Corporate securities (CDB-DI)	13,492
283,048

The breakdown of the portfolio of exclusive funds is classified in the above tables according to their nature.

At March 31, 2011, the exclusive fund Arena has operations involving speculation in derivatives with notional amount of R$15,004. The transaction is based on futures contracts of average one-day interbank deposit rate falling due between November 2012 and February 2017. The transactions are settled daily, and at March 31, 2011 the Company has an unrealized gain amounting to R$ 24.

5. Trade accounts receivable

			Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010
Real estate development and sales	1,801,408	1,698,641	5,517,809	5,309,664
( - ) Adjustments to present
value	(23,316)	(24,200)	(109,869)	(104,666)
Services and construction	43,234	57,826	44,943	59,737
Other receivables	11,247	6,833	11,247	6,653
	1,832,573	1,739,100	5,464,130	5,271,388

Current	1,116,827	1,039,549	3,357,360	3,158,074
Non-current	715,746	699,551	2,106,770	2,113,314

The non-current portions fall due as follows:

	Individual		Consolidated
Maturity	03/31/2011	12/31/2010	03/31/2011	12/31/2010
2012	228,617	299,445	651,681	967,978
2013	318,286	254,207	562,731	727,891
2014	44,766	39,462	271,751	168,912
2015	36,385	31,212	207,778	82,744
2016 onwards	87,692	75,225	412,839	164,404
	715,746	699,551	2,106,770	2,113,314

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

5.   Trade accounts receivable --Continued

(i)                                                  The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Its recovery is limited to the portion of revenues accounted for net of the amounts already received.

              The consolidated balance of advances from clients (development and services), which exceed the revenues recorded in the period, amounts to R$158,068 at March 31, 2011 (R$158,145 at December 31, 2010), and are classified in payables for purchase of land and advances from customers (Note 14).

              Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as revenue from real estate development; the amounts recognized for the periods ended March 31, 2011 and 2010 totaled R$6,520 and R$7,667, respectively.

              The allowance for doubtful accounts is estimated considering the expectation on accounts receivable losses.

              The balance of allowance for doubtful accounts recorded amounts to R$25,301 (consolidated) at March 31, 2011 (December 31, 2010 – R$18,916), and is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

During the period ended March 31, 2011, the changes in the allowance for doubtful accounts are summarized as follows:

	Consolidated
	2011	2010
Balance at December 31	18,916	17,841
Additions	6,385	1,075
Write-offs	-	-
Closing balance	25,301	18,916

              The reversal of the adjustment to present value recognized in revenue from real estate development for the period ended March 31, 2011 totaled R$884 (Company) and R$(5,203) (consolidated), respectively.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

5.   Trade accounts receivable --Continued

              Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22 to the financial statements at December 31, 2010. The rate applied by the Company and its subsidiaries stood at 5.14% for the period ended March 31, 2011 (5.02% at December 31, 2010), net of Civil Construction National Index (INCC).

(ii)                                                 On March 31, 2009, the Company entered into a Receivables Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FIDC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FIDC and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as a collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$ 18,958 (present value); at March 31, 2011 it totaled R$16,962 (Note 8). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, it discloses at March 31, 2011, receivables amounting to R$32,160 in the group of accounts of trade accounts receivable, and R$15,198 is reflected in the heading Payables to Venture Partners and Others, the balance of subordinated shares held by the Company being eliminated in this consolidation process.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

5.   Trade accounts receivable--Continued

(iii)                                                On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified in the heading Payables to Venture Partners and Others – Assignment of Credits. At March 31, 2011, it amounts to R$33,843 (December 31, 2010– R$ 37,714) in the Company R$ 80,118 (December 31, 2010 - R$ 88,442) in the consolidated balance.

Eight book-entry CCIs were issued, amounting to R$ 69,315 at the date of the issuance.  These 8 CCIs are backed by receivables, whose installments fall due on and up to June 26, 2014 (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

6. Properties for sale

	Individual		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010
Land	543,842	390,922	1,029,439	854,652
(-)Adjustment to present	(9,200)	(14,839)	(14,809)	(20,343)
value
Property under	207,870	339,909	879,333	959,934
construction
Completed units	218,144	165,898	333,168	272,923

	960,656	881,890	2,227,131	2,067,166

Current portion	787,090	653,996	1,765,570	1,568,986
Non-current portion	173,566	227,894	461,561	498,180

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At March 31, 2011, the balance of land acquired through barter transactions totaled R$36,910 (December 31, 2010 - R$ 41,018) (Company) and R$90,687 (December 31, 2010 – R$86,228) (consolidated).

As disclosed in Note 10, the balance of financial charges at March 31, 2011 amounts to R$109,148 (December 31, 2010 – R$ 116,287) (Company) and R$150,814 (R$ 146,541) (consolidated).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of payables for purchase of land without effect on results (Note 14).

In the period ended March 31, 2011, the amount recognized as costs of development, sales and barter transactions was R$ 212,127 (2010 - R$ 322,722) in the Company and R$ 615,588 (2010 – R$ 654,929) in the consolidated balance.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

7. Other accounts receivable

	Individual		Consolidated
	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Current accounts related to real estate ventures (a) (Note 18)	54,450	115,629	106,770	75,196
Dividends receivable	45,496	45,496	-	-
Advances to suppliers	3,926	13,902	6,510	16,965
Credit assignment receivable	-	4,093	-	7,896
Customer financing to be released	-	436	829	1,309
Deferred PIS and COFINS	133	200	357	749
Recoverable taxes	40,927	35,174	70,166	62,797
Future capital contributions (b)	266,156	366,674	-	-
Loan with related parties (c)	43,994	41,853	71,839	71,163
Judicial deposit	79,391	78,755	90,786	89,271
Other	494	4,090	11,795	34,680

	534,967	706,302	359,052	360,026

Current portion	431,182	576,236	210,993	178,305
Non-current portion	103,785	130,066	148,059	181,721

(a)  The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and cash management are centralized by the lead partner of the enterprise, who manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the movements of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)                                    As of March 31, 2011, the balance of future capital contributions made by Gafisa in its subsidiary Tenda amounted to R$134,243. The remaining balance refers to future capital contributions to various SPEs that are annually paid in.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

7.   Other accounts receivable and other--Continued

(c)                                     The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that Company operations and business with related parties follow market practices (arm’s length). The business and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below.

	Individual		Nature	Interest rate
	03/31/2011	12/31/2010
Espacio Laguna - Tembok Planej.
E Desenv. Imob. Ltda.	-	144	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej.
E Desenv. Imob. Ltda.	7,759	7,340	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E
Desenv. Imob. Ltda.	1,668	677	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Empreendimentos
Imobiliários Ltda.	1,455,	1,478	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46
Empreendimentos Imobiliários
Ltda.	599	567	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-73 Empreendimentos
Imobiliários Ltda.	2,790	2,503	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-71 Empreendimentos
Imobiliários Ltda.	1,005	939	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia
e Incorporações Ltda.	1,544	1,557	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76
Empreendimentos Imobiliários
Ltda.	10	10	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp
Incorporações Ltda.	836	791	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	23,757	23,342	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,418	2,356	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	104	101	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	49	48	Construction	10% p.a. fixed rate + TR
	43,994	41,853

In the period ended March 31, 2011, the recognized financial income from interest on loans amounted to R$1,073 in the Company (2010 – R$745).

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries

In January 2007, upon acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was partially amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting.

As mentioned in Note 1, in May 2010 the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital stock of AUSA. The acquisition of shares had the purpose of ensuring the viability of the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis for the total issue price of R$ 20,282 at carrying amount.

The Company has a commitment to purchase the remaining 20% of AUSA's capital stock based on the fair value of AUSA, evaluated on the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 20% of AUSA in 2012, in cash or shares, at the Company’s sole discretion.

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa merged a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa 30%. Gafisa S.A. made a R$ 50,000 cash contribution to Nova Cipesa and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014; the minimum amount of acquisition is R$25,000 adjusted by the INCC variation, in case the variable portion is lower. Accordingly, the Company’s purchase consideration totaled R$ 90,000. As a result of this transaction, goodwill amounting to R$ 40,686 was recorded based on expected future profitability.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investment in subsidiaries--Continued

(i)                                   Ownership interest

(a)                           Information on subsidiaries and jointly-controlled investees

	Ownership interest - %		Equity		Net income/(loss) for the period
Direct investees	03/312011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	03/31/2010

Construtora Tenda S.A.	100	100	1,927,332	1,710,208	6,820	22,337
Alphaville Urbanismo S.A.	60	60	235,730	201,758	33,698	10,878
Shertis Emp. Part. S.A.	100	100	42,147	35,158	6,794	-
Gafisa FIDC	100	100	16,962	16,895	-	-
Cipesa Empreendimentos
Imobiliários S.A.	100	100	49,864	49,046	818	1,275
Península SPE1 S.A.	50	50	(2,553)	(2,242)	(311)	637
Península SPE2 S.A.	50	50	(2,636)	24	(2,660)	55
Res. das Palmeiras SPE Ltda.	100	100	2,393	2,333	60	37
Villaggio Panamby Trust S.A.	50	50	4,560	4,200	360	(3)
Dolce Vita Bella Vita SPE S.A.	50	50	4,071	4,056	15	3,445
DV SPE S.A.	50	50	1,965	1,958	7	2
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,288	6,528	(240)	157
Gafisa/Tiner Campo Belo I – Emp.
Imob. SPE Ltda.	45	45	5,049	6,146	3	46
Jardim I Plan., Prom.Vd. Ltda.	100	100	6,041	7,820	(1,818)	(277)
Jardim II Plan., Prom.Vd Ltda.	100	100	351	801	(461)	1,548
Saíra Verde Emp. Imob. Ltda.	70	70	665	626	39
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,786	17,663	50	(192)
Verdes Praças Inc. Im. SPE Ltda.	100	100	26,786	26,730	56	30
Gafisa SPE 32 Emp. Im. Ltda.	100	100	10,329	10,573	(243)	1,166
Gafisa SPE 35 Emp. Im. Ltda.	100	100	5,049	4,978	70	206
Gafisa SPE 36 Emp. Im. Ltda.	100	100	7,573	6,995	534	(134)
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,546	4,561	(55)	62
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,437	9,382	45	233
Gafisa SPE 39 Emp. Im. Ltda.	100	100	5,043	4,729	298	134
Gafisa SPE 40 Emp. Im. Ltda.	50	50	7,103	7,944	59	(107)
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,402	32,186	202	56
Gafisa SPE 42 Emp. Im. Ltda.	100	100	8,903	5,915	(1,866)	(2,182)
Gafisa SPE 44 Emp. Im. Ltda.	40	40	3,713	3,713	-	(3)

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

(i)  Ownership interest --Continued

(a)   Information on subsidiaries and jointly-controlled investees--continued

	Ownership interest - %		Equity		Net income/(loss) for the period
Direct investees	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	03/31/2010
Gafisa Vendas Int. Imob. Ltda	100	100	(821)	(1,523)	702	212
Gafisa SPE 46 Emp. Im. Ltda.	60	60	2,934	2,443	491	(1,928)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	16,137	16,268	(131)	(96)
Gafisa SPE 49 Emp. Im. Ltda.	100	100	294	295	(1)	(3)
Gafisa SPE 50 Emp. Im. Ltda.	100	100	11,585	13,008	(1,423)	-
Gafisa SPE 53 Emp. Im. Ltda.	100	100	7,343	7,152	191	93
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(9)	(8)	(2)	-
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(21)	(21)	(1)	-
Gafisa SPE 65 Emp. Im. Ltda.	80	80	12,798	12,242	556	551
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(1)	(1)	(1)	-
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,537	1,491	(132)	-
Gafisa SPE 70 Emp. Im. Ltda.	55	55	12,917	12,929	(12)	-
Gafisa SPE 71 Emp. Im. Ltda.	80	80	13,201	11,649	1,552	-
Gafisa SPE 72 Emp. Im. Ltda.	100	100	8,847	4,845	4,002	(227)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	6,738	7,403	(665)	(121)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	(337)	(335)	(2)	(1)
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(77)	(76)	(1)	(1)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	82	83	(1)	(1)
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(163)	(16)	(147)	(13)
Gafisa SPE 80 S.A.	100	100	(10)	(9)	(1)	(4)
Gafisa SPE 81 Emp. Im. Ltda.	100	100	1,708	1,679	30	(83)
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(414)	(368)	(46)	(3)
Gafisa SPE 84 Emp. Im. Ltda.	100	100	15,262	14,653	514	1
Gafisa SPE 85 Emp. Im. Ltda.	80	80	36,786	31,911	4,874	2,978
Gafisa SPE 87 Emp. Im. Ltda.	100	100	(1,157)	(353)	(804)	(302)
Gafisa SPE 88 Emp. Im. Ltda.	100	100	18,980	16,404	2,021	(10)
Gafisa SPE 89 Emp. Im. Ltda.	100	100	51,407	50,636	761	2,547
Gafisa SPE 90 Emp. Im. Ltda.	100	100	2,589	1,941	178	(23)
Gafisa SPE 91 Emp. Im. Ltda.	100	100	1,611	1,593	10	-
Gafisa SPE 92 Emp. Im. Ltda.	100	100	6,400	4,998	1,402	314
Gafisa SPE 93 Emp. Im. Ltda.	100	100	1,083	895	188	196
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Emp. Im. Ltda.	100	100	6	6	-	-

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

(i)  Ownership interest --Continued

(a)   Information on subsidiaries and jointly-controlled investees--Continued

	Ownership interest - %		Equity		Net income/(loss) for the period
Direct investees	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	03/31/2010
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(5)	(4)	(1)	-
Gafisa SPE 102 Emp. Im. Ltda.	80	80	26	25	1	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Emp. Im. Ltda.	50	50	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100	6,868	5,558	1,310	-
Gafisa SPE 107 Emp. Im. Ltda.	100	100	9,616	5,299	816	-
Gafisa SPE 109 Emp. Im. Ltda.	100	100	294	371	(77)	-
Gafisa SPE 110 Emp. Im. Ltda.	100	100	(1,424)	(916)	(508)	-
Gafisa SPE 111 Emp. Im. Ltda.	100	100	(841)	(41)	(800)	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100	4,352	3,201	1,151	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 116 Emp. Im. Ltda.	100	100	(30)	1	(31)	-
Gafisa SPE 117 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 118 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 119 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 120 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 122 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 124 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 128 Emp. Im. Ltda.	80	80	1	1	-	-
O Bosque Empr. Imob. Ltda.	60	60	9,954	8,791	(7)	(37)
Alto da Barra de São Miguel Emp.Imob. SPE
Ltda.	50	50	(2,797)	(2,435)	(362)	1,649
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(241)	(459)	218	459
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	23,069	16,998	6,071	257
Reserva & Residencial Spazio Natura Emp. Im.
SPE Ltda.	50	50	1,378	1,379	(1)	(3)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	22,544	20,907	1,249	656
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	38,746	35,588	4,450	(498)
Dubai Residencial Emp Im. Ltda.	50	50	23,460	21,227	3,469	(46)
Costa Maggiore Emp. Im. Ltda.	50	50	14,176	13,033	975	1,535
City Park Brotas Emp. Imob. Ltda.	50	50	570	650	(86)	(4)

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

(i)  Ownership interest --Continued

(a)   Information on direct and jointly-controlled investees --Continued

					Net income/(loss) for the period
	Ownership interest - %		Equity
Direct investees	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	03/31/2010
City Park Acupe Emp. Imob. Ltda.	50	50	1,430	1,531	(109)	94
Patamares 1 Emp. Imob. Ltda.	50	50	7,194	7,187	115	911
Acupe Exclusive Emp. Imob. Ltda.	50	50	189	361	(173)	(17)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	8,329	7,152	(56)	(116)
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	1,234	1,236	(2)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(4,525)	(3,376)	(2,539)	573
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	2,603	2,606	(3)	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	36,139	25,594	9,039	10
Graça Emp. Imob. SPE Ltda.	50	50	744	755	(10)	(21)
Varandas Grand Park Emp. Im. Ltda.	50	50	2,277	2,319	(37)	-
FIT 13 SPE Emp. Imob. Ltda.	50	50	18,567	19,328	1,239	-
SPE Pq Ecoville Emp Im S.A.	50	50	6,886	3,385	3,501	-
Apoena SPE Emp Im S.A.	50	50	7,082	8,683	(1,601)	-
Parque do Morumbi Incorporadora Ltda.	80	80	4,191	4,116	(73)	-
Prime Grand Park Emp. Im. Ltda.	50	50	(282)	(250)	(97)	-

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries--Continued

(i)  Ownership interest --Continued

(b)                           Breakdown of investments

	Ownership interest - %		Investments		Equity accounts
Direct investees	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	03/31/2010

Construtora Tenda S.A.	100	100	1,927,332	1,710,208	6,820	23,428
Alphaville Urbanismo S.A.	60	60	141,438	121,055	20,383	6,527
Shertis Emp. Part. S.A.	100	100	42,147	35,372	6,794	-
Gafisa FIDC	100	100	16,962	16,895	-	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	49,864	49,046	818	1,275
			2,177,743	1,932,576	34,815	31,230

Península SPE1 S.A.	50	50	(1,276)	(1,121)	(155)	318
Península SPE2 S.A.	50	50	(1,318)	12	(1,330)	28
Res. das Palmeiras SPE Ltda.	100	100	2,393	2,333	60	37
Villaggio Panamby Trust S.A.	50	50	2,280	2,100	180	(1)
Dolce Vita Bella Vita SPE S.A.	50	50	2,035	2,028	7	1,723
DV SPE S.A.	50	50	983	979	4	1
Gafisa SPE 22 Emp. Im. Ltda.	100	100	6,288	6,528	(240)	157
Gafisa/Tiner Campo Belo I – Emp. Imob. SPE Ltda.	45	45	2,272	2,766	1	21
Jardim I Plan., Prom.Vd Ltda.	100	100	6,041	7,820	(1,818)	(277)
Jardim II Plan., Prom.Vd Ltda.	100	100	351	801	(461)	1,548
Saíra Verde Emp. Imob. Ltda.	70	70	465	438	27	15
Gafisa SPE 30 Emp. Im. Ltda.	100	100	17,786	17,663	50	(192)
Verdes Praças Inc.Im.SPE Ltda	100	100	26,786	26,730	56	30
Gafisa SPE 32 Emp. Im. Ltda.	100	100	10,330	10,573	(243)	932
Gafisa SPE 35 Emp. Im. Ltda.	100	100	5,048	4,978	70	206
Gafisa SPE 36 Emp. Im. Ltda.	100	100	7,573	6,995	534	(134)
Gafisa SPE 37 Emp. Im. Ltda.	100	100	4,546	4,561	(55)	62
Gafisa SPE 38 Emp. Im. Ltda.	100	100	9,437	9,382	45	233
Gafisa SPE 39 Emp. Im. Ltda.	100	100	5,043	4,729	298	134
Gafisa SPE 40 Emp. Im. Ltda.	50	50	3,551	3,972	29	(54)
Gafisa SPE 41 Emp. Im. Ltda.	100	100	32,402	32,186	202	56
Gafisa SPE 42 Emp. Im. Ltda.	100	100	8,903	5,915	(1,866)	(2,182)
Gafisa SPE 44 Emp. Im. Ltda.	40	40	1,485	1,485	-	(1)
Gafisa Vendas Int. Imob. Ltda	100	100	(820)	(1,522)	702	212
Gafisa SPE 46 Emp. Im. Ltda.	60	60	1,761	1,466	295	(1,157)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	12,909	13,014	(105)	(77)
Gafisa SPE 49 Emp. Im. Ltda.	100	100	294	295	1	(3)
Gafisa SPE 50 Emp. Im. Ltda.	100	100	11,585	13,008	(1,423)	1,230
Gafisa SPE 53 Emp. Im. Ltda.	100	100	7,343	7,152	191	74
Gafisa SPE 59 Emp. Im. Ltda.	100	100	(10)	(8)	(2)	-
Gafisa SPE 61 Emp. Im. Ltda.	100	100	(22)	(21)	(1)	-
Gafisa SPE 65 Emp. Im. Ltda.	80	80	10,239	9,794	445	441
Gafisa SPE 68 Emp. Im. Ltda.	100	100	(2)	(1)	(1)	-
Gafisa SPE 69 Emp. Im. Ltda.	100	100	1,537	1,491	(132)	(34)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	7,104	7,111	(7)	-

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries --Continued

a)  Ownership interest --Continued

(b)                    Breakdown of investments--Continued

	Ownership interest - %		Investments		Equity accounts
Direct investees	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	03/31/2010
Gafisa SPE 71 Emp. Im. Ltda.	80	80	10,561	9,319	1,242	819
Gafisa SPE 72 Emp. Im. Ltda.	100	100	8,847	4,845	4,002	(181)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	5,391	5,923	(532)	(96)
Gafisa SPE 74 Emp. Im. Ltda.	100	100	-	(335)	-	(1)
Gafisa SPE 75 Emp. Im. Ltda.	100	100	(76)	(76)	-	(1)
Gafisa SPE 76 Emp. Im. Ltda.	50	50	42	42	-	-
Gafisa SPE 79 Emp. Im. Ltda.	100	100	(163)	(16)	(147)	(13)
Gafisa SPE 80 S.A.	100	100	(10)	(9)	(1)	(4)
Gafisa SPE 81 Emp. Im. Ltda.	100	100	1,709	1,679	30	(83)
Gafisa SPE 83 Emp. Im. Ltda.	100	100	(414)	(368)	(46)	(3)
Gafisa SPE 84 Emp. Im. Ltda.	100	100	15,262	14,653	514	-
Gafisa SPE 85 Emp. Im. Ltda.	80	80	29,429	25,529	3,900	2,383
Gafisa SPE 87 Emp. Im. Ltda.	100	100	(1,157)	(353)	(804)	(302)
Gafisa SPE 88 Emp. Im. Ltda.	100	100	18,980	16,404	2,021	(10)
Gafisa SPE 89 Emp. Im. Ltda.	100	100	51,407	50,636	761	2,547
Gafisa SPE 90 Emp. Im. Ltda.	100	100	2,589	1,941	178	(23)
Gafisa SPE 91 Emp. Im. Ltda.	100	100	1,603	1,593	10	-
Gafisa SPE 92 Emp. Im. Ltda.	100	100	6,400	4,998	1,402	251
Gafisa SPE 93 Emp. Im. Ltda.	100	100	1,083	895	188	196
Gafisa SPE 94 Emp. Im. Ltda.	100	100	4	4	-	-
Gafisa SPE 95 Emp. Im. Ltda.	100	100	(15)	(15)	-	-
Gafisa SPE 96 Emp. Im. Ltda.	100	100	(58)	(58)	-	-
Gafisa SPE 97 Emp. Im. Ltda.	100	100	5	5	-	-
Gafisa SPE 98 Emp. Im. Ltda.	100	100	(37)	(37)	-	-
Gafisa SPE 99 Emp. Im. Ltda.	100	100	(24)	(24)	-	-
Gafisa SPE 101 Emp. Im. Ltda.	100	100	(5)	(4)	(1)	-
Gafisa SPE 102 Emp. Im. Ltda.	80	80	21	20	1	-
Gafisa SPE 103 Emp. Im. Ltda.	100	100	(40)	(40)	-	-
Gafisa SPE 104 Emp. Im. Ltda.	50	50	1	1	-	-
Gafisa SPE 105 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 106 Emp. Im. Ltda.	100	100	6,868	5,558	1,310	-
Gafisa SPE 107 Emp. Im. Ltda.	100	100	9,615	5,299	816	-
Gafisa SPE 109 Emp. Im. Ltda.	100	100	294	371	(77)	-
Gafisa SPE 110 Emp. Im. Ltda.	100	100	(1,424)	(916)	(508)	-
Gafisa SPE 111 Emp. Im. Ltda.	100	100	(841)	(41)	(800)	-
Gafisa SPE 112 Emp. Im. Ltda.	100	100	4,352	3,201	1,151	-
Gafisa SPE 113 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 114 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 115 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 116 Emp. Im. Ltda.	100	100	-	1	(16)	-
Gafisa SPE 117 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 118 Emp. Im. Ltda.	100	100	1	1	-	-

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries --Continued

a)  Ownership interest --Continued

(b)                    Breakdown of investments --Continued

	Ownership interest - %		Investments		Equity accounts
Direct investees	03/31/2011	12/31/2010	03/31/2011	12/31/2010	03/31/2011	03/31/2010
Gafisa SPE 119 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 120 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 121 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 122 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 123 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 124 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 125 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 126 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 127 Emp. Im. Ltda.	100	100	1	1	-	-
Gafisa SPE 128 Emp. Im. Ltda.	80	80	1	1	-	-
O Bosque Empr. Imob. Ltda.	60	60	5,972	5,275	697	(22)
Alto da Barra de São Miguel Emp.Imob. SPE
Ltda.	50	50	(1,398)	(1,217)	(181)	824
Dep. José Lajes Emp. Im. SPE Ltda.	50	50	(120)	(229)	109	229
Sítio Jatiuca Emp Im. SPE Ltda.	50	50	11,535	8,499	3,036	128
Reserva & Residencial Spazio Natura Emp. Im.
SPE Ltda.	50	50	689	690	(1)	(1)
Grand Park - Parque das Aguas Emp Im Ltda	50	50	11,272	10,453	819	215
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	19,373	17,794	66	(249)
Dubai Residencial Emp Im. Ltda.	50	50	11,730	10,614	1,116	(23)
Costa Maggiore Emp. Im. Ltda.	50	50	7,088	6,517	571	2,058
City Park Brotas Emp. Imob. Ltda.	50	50	285	325	(40)	(762)
City Park Acupe Emp. Imob. Ltda.	50	50	715	765	(50)	(429)
Patamares 1 Emp. Imob. Ltda	50	50	3,596	3,593	3	397
Acupe Exclusive Emp. Imob. Ltda.	50	50	95	181	(86)	(54)
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	4,165	3,576	589	(58)
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50	50	617	618	(1)	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	(2,262)	(1,688)	(574)	286
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50	50	1,302	1,303	(1)	-
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	18,070	12,772	5,273	(342)
Graça Emp. Imob. SPE Ltda	50	50	372	377	(5)	(151)
Varandas Grand Park Emp. Im. Ltda.	50	50	1,138	1,159	(21)	-
FIT 13 SPE Emp. Imob. Ltda	50	50	9,283	9,664	619	-
SPE Pq Ecoville Emp Im S.A.	50	50	3,443	1,693	1,750	-
Apoena SPE Emp Im S.A.	50	50	3,540	4,341	(801)	-
Parque do Morumbi Incorporadora Ltda.	80	80	3,355	3,293	55	-
Prime Grand Park Emp. Im. Ltda.	50	50	(141)	(125)	(16)	-
			489,249	456,516	22,876	10,871

Provision for loss on investments			11,663	8,227

			2,678,627	2,397,319	57,691	42,101

Other investments (a)			315,068	327,797
Goodwill on acquisition of subsidiaries (b)			193,543	193,543

Total investments			3,187,238	2,918,658

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

8.   Investments in subsidiaries --Continued

a)  Ownership interest --Continued

(b)                    Breakdown of investments--Continued

(a)                                                                                                                                                                     As a result of the setting up in January 2008 of a special partnership (SCP), the Company started holding units of interest in such partnership that totals R$315,069 at March 31, 2011 (December 31, 2010 - R$327,797), as described in Note 12.

(b)                                                                                                                                                                     See composition in Note 9.

9.   Intangible assets

Goodwill on acquisition of subsidiaries

	Consolidated
	03/31/2011	12/31/2010
	Balance	Balance
Goodwill
AUSA	152,856	152,856
Cipesa	40,687	40,687
	193,543	193,543

Other intangible assets (a)	19,347	16,411
	212,890	209,954

(a)                                    Refers to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years.

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits. These amounts are annually tested for impairment.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

9.   Intangible assets --Continued

The Company did not estimate the recovery of the carrying amount of goodwill for the period ended March 31, 2011, once there was not any indication of possible impairment.

10. Loans and financing

10. Loans and financing

		Individual		Consolidated
Type of operation	Annual interest rate	03/31/2011	12/31/2010	03/31/2011	12/31/2010

Certificate of Bank Credit –
CCB and Other	1.30% to 3.20% + CDI	467,482	531,905	604,391	664,471

National Housing System	TR + 10% to 12%	359,017	365,098	755,651	745,707
		826,499	897,003	1,360,042	1,410,178

Current portion		476,188	471,909	838,334	797,903
Non-current portion		350,311	425,094	521,708	612,275

Rates

▪ DI – Interbank Deposit Certificate;	C
▪ R – Referential Rate.	T

Funding for developments – SFH and for working capital correspond to credit lines from financial institutions using the funding necessary to the development of the Company's ventures;

As of March 31, 2011, the Company and its subsidiaries had resources for approximately 83 ventures amounting to R$350,609 (Company – unaudited) and R$889,019 (consolidated – unaudited) that were approved to be released and will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

10. Loans and financing --Continued

Current and non-current installments are due as follows:

	Individual		Consolidated
Maturity	03/31/2011	12/31/2010	03/31/2011	12/31/2010
2011	476,188	471,909	838,334	797,903
2012	159,852	145,047	218,442	245,166
2013	56,203	58,519	106,056	119,912
2014	134,256	221,528	197,209	247,197
	826,499	897,003	1,360,042	1,410,178

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units (amount of R$ 2,843,000)

As mentioned in Note 4.2, the balance of restricted cash in guarantee to loans and restricted receivables amounting to R$ 234,657 at March 31, 2011 (R$624,687 at December 31, 2010) is pledged to cover the ratio of restrictive debenture covenants.

Financial expenses of loans, financing and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.7% at March 31, 2011.

	Individual		Consolidated
	03/31/2011	03/31/2010	03/31/2011	03/31/2010

Gross financial charges	36,049	39,560	72,452	65,046
Capitalized financial charges	(18,263)	(15,082)	(41,454)	(25,373)

Net financial charges	17,785	24,478	30,998	39,673

Financial charges included in
Properties for sale

Opening balance	116,287	69,559	146,541	91,568
Capitalized financial charges	18,263	15,082	41,454	25,373
Charges appropriated to income	(25,402)	(14,929)	(37,181)	(22,841)

Closing balance	109,148	69,712	150,814	94,100

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

11. Debentures

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Third Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000, with the below features.

In August 2009, the Company obtained approval for its sixth placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allowed it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

In September 2010, the Company prepaid the fourth placement of simple debentures of the Second Program. The repurchase of the debentures was made upon the payment of R$154,217, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

11. Debentures--Continued

In October 2010, the Company prepaid the first series of the sixth placement of simple debentures. The repurchase of the first series debentures was made upon the payment of R$162,858, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable, calculated on a pro rata basis, plus premium, pursuant to Clause 4.12.5 of its Indenture. The first series debentures will be cancelled by the Company.

In November 2010, the Company obtained approval for its eighth placement of nonconvertible simple debentures, in the amount of R$ 300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

				Individual		Consolidated
		Annual
Program/placement	Principal	remuneration	Maturity	03/31/2011	12/31/2010	03/31/2010	12/31/2010

Third program / first placement – Fifth placement	250,000	107.20% CDI	June 2013	260,590	253.355	260.590	253.355
Sixth placement	250,000	CDI + 2% to 3.25%	June 2014	113,152	109.713	113.152	109.713
Seventh placement	600,000	TR + 8.25%	December 2014	613,798	598.869	613.798	598.869
Eighth placement / First placement	288,427	CDI + 1.95%	October 2015	302,661	293.661	302.661	293.661
Eighth placement / Second placement	11,573	IPCA + 7.96%	October 2016	12,397	11.898	12.398	11.898
First placement (Tenda)	600,000	TR + 8%	April 2014	-	-	626.018	612.435
				1,302,598	1.267.496	1.928.617	1.879.931

Current portion				45,543	14.097	71.562	26.532
Non-Current portion				1.257.055	1.253.399	1.857.055	1,853,399

Current and non-current installments are due as follows:

	Individual		Consolidated
Maturity	03/31/2011	12/31/2010	03/31/2011	12/31/2010
2011	45,543	14,097	71,561	26,532
2012	122,448	122,557	272,448	272,557
2013	422,194	422,557	722,194	722,557
2014	556,963	408,707	706,963	558,707
2015 onwards	155,450	299,578	155,450	299,578
	1,302,598	1,267,496	1,928,616	1,879,931

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

11. Debentures--Continued

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for removing the covenant that limited the Company’s net debt to R$ 1,000,000, and increasing the financial flexibility, changing the calculation of the ratio between net debt and equity. As a result of these changes, interest repaid by the Company increased to CDI + 1.3% per year to CDI + 2% to 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at March 31, 2011 and at December 31, 2010 are as follows:

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

11. Debentures--Continued
	03/31/2011	12/31/2010
Fifth placement
Total debt less SFH debt, less cash and cash equivalents and marketable
securities (1) cannot exceed 75% of equity	43%	36%
Total accounts receivable plus inventory of finished units required to be 2.2
times over net debt	4.3 times	4.6 times

Seventh placement
EBIT(2) balance shall be 1.3 times under the net financial expense	-6.6 times	-10.7 times
Total accounts receivable plus inventory of finished units required to be 2.0
times over net debt and debt of projects (3)	27.4 times	73.2 times
Total debt less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling
interest	9.6%	3.5%

Eighth placement – first and second placement
Total accounts receivable plus inventory of finished units required to be 2.0
times over net debt and debt of projects	27.4 times	73.2 times
Total debt less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling
interest	9.6%	3.5%

First placement – Tenda
The EBIT(2) balance shall be 1.3 times over the net financial expense	5.9 times	5.7 times
The debt ratio shall be > 2 or < 0 and TR + TE > 0	-10.8	-11.8
The maximum leverage ratio shall be < or = at 50%	21%	21%

At March 31, 2011, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

11. Debentures--Continued

Expenses for placement of debentures and their effective interest rates are shown below:

		Effective interest	Cost of transaction to be
Placement	Transaction cost	rate	appropriated
Fifth placement	1,179	11.66%	845
		Series 1: 12.60%
Sixth placement	2,077	Series 2: 10.88%	1,173
Seventh placement	7,040	11.00%	5,163
		Series 1: 14.87%
Eight placement	2,328	Series 2: 13.54%	2,523
First placement (Tenda)	924	9.79%	586
	13,548		10,289
Current portion			2,139
Non-current portion			8,150

12. Payables to venture partners and other

	Individual		Consolidated
	3/31/2011	12/31/2010	3/31/2011	12/31/2010

Payable to venture partners (a)	300,000	300,000	380,000	380,000
Credit assignments (b)	33,843	37,714	80,118	88,442
Acquisition of investments	3,094	3,094	22,032	23,062
Other accounts payable	44,373	42,388	117,638	72,722
Rescission reimbursement payable	-	-	11,974	31,272
and provisions
SCP dividends	-	-	5,295	24,264
FIDC obligations (b)	-	-	15,199	18,070
Provision for warranty	22,953	22,391	41,514	39,025
Deferred Pis and Cofins	23,390	-	64,051	29,328
Provision for capital deficiency	11,972	8,227	-	-

	439,625	413,814	737,821	706,185

Current portion	104,680	105,340	206,914	149,952
Non-current portion	334,945	308,474	530,907	556,233

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

12. Payables to venture partners and other--Continued

(a)  In relation to the individual financial statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of March 31, 2011 , the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of March 31, 2011, payables to venture partners were recognized in the amount of R$ 300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of March 31, 2011, the amount accrued totaled R$ 5,295. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of March 31, 2011, the SCP and the Company was in compliance with these clauses.

In relation to the consolidated financial statements, in April 2010 subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of March 31, 2011, this entity subscribed capital and paid-in capital reserve amounting to R$ 161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, due to prudence and taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of March 31, 2011, payables to investors/venture partners are recognized at R$ 80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., taking into consideration that the first payment was made on March 31, 2011, and there is no amount provisioned on this date. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of March 31, 2011, the Company is in compliance with the above-described clauses.

(b)  Refers to the operation on assignment of receivables portfolio (see Note 5(ii) and (iii)).

13. Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

13. Provisions for legal claims and commitments--Continued

In the period ended March 31, 2011, the changes in the provision are summarized as follows:

				Total
Individual	Civil claims	Tax claims	Labor claims	Individual
Balance at December 31, 2010	81,153	640	5,168	86,961
Additional provision	1,257	23	3,051	4,331
Payment and reversal of provision not used	(241)	(14)	(1,658)	(1,913),
Balance at March 31, 2011	82,459	359	6,561	89,379

Current portion	9,620	359	6,561	16,540
Non-current portion	72,839	-	-	72,839

				Total
Consolidated	Civil claims	Tax claims	Labor claims	Consolidated
Balance at December 31, 2010	102,828	12,108	23,756	138,692
Additional provision	3,121	199	5,365	8,685
Payment and reversal of provision not used	(839)	(14)	(3,143)	(3,996)
Balance at March 31, 2011	105,110	12,293	25,978	143,381

Current portion	9,620	359	6,561	16,540
Non-current portion	95,490	11,934	19,417	126,841

(i)                  Civil, tax and labor claims

(a)        As of March 31, 2011, the provisions related to civil claims include R$72,839 related to lawsuits in which the Company is included as successor in enforcement  actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 6,402, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$63,587, in connection with the restriction of the usage of the Gafisa’s bank accounts; and there is the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

13. Provision for legal claims and commitments --Continued

(i)                                   Civil, tax and labor claims --Continued

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)        Subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The contingency amount rated by legal counsel as a probable loss reaches R$11,199 and is provisioned at March 31, 2011.

(c)        As of March 31, 2011, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$100,260. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, as well as on the negotiation that shall be made, the provisioned amount is considered sufficient by management to cover expected losses.

The Company and its subsidiaries have judicially deposited the amount of R$ 79,391 (Company) and R$ 90,786 (consolidated) in connection with the aforementioned legal claims.

In addition, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks at March 31, 2011 based on the assessment of its legal counsel, in which loss is possible, but not probable, in the approximate amount of R$220,215, based on the historical average of processes, for which the Company understands that it is not necessary to record a provision for possible losses.

(d)        Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a piece of land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

13. Provision for legal claims and commitments --Continued

(i)                                   Civil, tax and labor claims --Continued

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fine.

(ii)   Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4, at March 31, 2011, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as ventures progress in the total amount of R$15,183 (Company) and R$62,547 (consolidated) to meet these commitments.

The Company has obligations arising from commitments to suppliers for future delivery regarding the purchase of materials to be used in the construction process of units.

14. Obligations for purchase of land and advances from clients

	Individual		Consolidated
	3/31/2011	12/31/2010	3/31/2011	12/31/2010

Obligations for purchase of
land	170,268	126,093	399,019	370,482
Adjustment to present value	(10,247)	(15,905)	(21,392)	(16,796)
Advances from clients
Development and sales	29,131	18,086	158,068	158,145
Barter transaction – land	36,910	41,018	90,687	86,228

	226,062	169,292	626,382	598,059

Current portion	146,109	126,294	438,462	420,199
Non-current portion	79,953	42,998	187,920	177,860

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

14. Payables for purchase of land and advances from customers--Continued

The present value adjustment accreted to real estate development operating costs mentioned in Note 5(i) to the financial statements at December 31, 2010, recognized in costs of properties for sale in the period ended March 31, 2011 amount to  R$(19) (Company) and R$(85) (consolidated).

15. Equity

15.1   Capital

As of March 31, 2011, the Company's authorized and paid-in capital totaled R$2,730,787, represented by 431,983,717 registered common shares without par value, of which 599,486 were held in treasury.

In the period ended March 31, 2011 there was no change in common shares held in treasury.

Treasury shares - 3/31/2011
Symbol	GFSA3
Class	-
Type	Common	R$	%	R$ thousand	R$ thousand
		Weighted	% on shares		Carrying
Acquisition date	Number	average price	outstanding	Market value	amount
11/20/2001	599,486	2,8880	0.14%	6,187	1,731

(*) Market value calculated based on the closing share price at March 31, 2011 of R$ 10.32.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 13).

According to the Company’s articles of incorporation, capital may be increased without the need to make amendments to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) preferred shares.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.1   Capital--Continued

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issuance of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADS’s.

On May 27, 2010, the increase in capital was approved in the amount of R$20,282 with the issuance of 9,797,792 shares, arising from the acquisition of Shertis’ shares (Note 1).

During the period ended March 31, 2011, the increase in capital by R$1,589, was approved, related to the stock option plan and the exercise of 468,342 common shares.

On April 29, 2011, the distribution of minimum mandatory dividends for 2010 in the amount of R$ 98,812 was approved.

The change in the number of outstanding shares was as follows:

Common shares – in thousands
December 31, 2010	430,915
Exercise of stock option	468

March 31, 2011	431,383
Treasury shares	600
Authorized shares at March 31, 2010	431,983

15.2   Allocation of net income for the year

Pursuant to the Company’s articles of incorporation, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

Pursuant to Article 36 of the Company’s articles of incorporation, amended on March 21, 2007, the setting up of a statutory reserve was required. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill corporate objective.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Stock option plans

The expenses arising from the granting of stocks recorded for the quarter ended March 31, 2011 are as follows:

	3/31/2011	3/31/2010

Gafisa	2,536	2,228
Tenda	533	955
Alphaville	274	-
	3,363	3,183

(i)    Gafisa

Company Management uses the Binomial and Monte Carlo models for pricing the options granted because of its understanding that these models are capable of including and calculating with a wider range the variables and assumptions comprising the plans of the Company.

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the period ended March 31, 2011.

The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Sock option plans--Continued

(i)    Gafisa--Continued

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissal and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved. The incremental fair value granted as result of such modification is R$ 3,529, recognized at the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 40% p.a., expected dividends on shares of 1.91%, and risk-free interest rate at 8.99% p.a. The volatility was set based on the regression analysis of the relation between return on Gafisa’s shares and that of Ibovespa.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Stock option plans--Continued

(i)    Gafisa--Continued

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as result of these modifications is R$ 6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 40%, expected dividends on shares at 1.91%, and risk-free interest rate at 8.99%.

On August 4, 2010, a new stock option plan was issued by the Company for granting a total of 626,061 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40%, expected dividends at 1.08%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Stock option plans--Continued

(i)    Gafisa--Continued

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	2011		2010
		Weighted		Weighted
	Number of	average	Number of	average
	options (ii)	exercise price	options (ii)	exercise price
Options outstanding at the beginning of the
year	8,787,331	11.97	10,245,394	12.18
Transfer of options of Tenda plans	-	-	2,338,380	4.39
Options granted	-	-	626,061	12.10
Options exercised (i)	(468,342)	3.39	(2,463,309)	8.30
Options exchanged	-	-	-	-
Options expired	-	-	-	-
Options forfeited	(1,492,148)	10.75	(1,959,195)	4.54

Options outstanding at the end of the
year/period	6,826,841	12.66	8,787,331	11.97

Options exercisable at the end of the
year/period	672,963	13.14	1,364,232	12.18

(i)               In the periods ended December 31, 2010 and 2009, the amount received through exercised options was R$17,891 and R$9,736, respectively.

(ii)              The number of options considers the split of shares approved on February 22, 2010.

The analysis of prices is as follows, considering the split of shares on February 22, 2010:

	Reais
	2011	2010
Exercise price per option at the end of the period	4.57-22.79	4.57-22.79
Weighted average exercise price at the option
grant date	10.36	10.36
Weighted average market price per share at the
grant date	10.10	10.10
Market price per share at the end of the period	10.32	12.04

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Stock option plans--Continued

(i)    Gafisa--Continued

The options granted will confer on their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at March 31, 2011 stood at 0.4% corresponding to earnings after dilution of R$0.0316 (R$0.0317 before dilution).

In the period ended March 31, 2011 the Company recognized the amounts of R$2,536 (Company), and R$3,363 (consolidated), as operating expenses. The amounts recognized in the Company are recorded in capital reserve in equity.

(ii)   Tenda

Subsidiary Tenda has a total of three stock option plans - the first two were approved in June 2008, and the other one in April 2009. These plans, limited to maximum 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.65%.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Stock option plans--Continued

(ii)   Tenda--Continued

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 81.5% per year, without dividends expected on the shares, and risk-free interest rate at 8.82%. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 81.5% p.a., expected dividends on shares at 1.91%, and risk-free interest rate at 8.60%.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Stock option plans--Continued

(ii)   Tenda--Continued

In the period ended March 31, 2011 Tenda recorded stock option plan expenses amounting to R$553.

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda (Note 8), the stock option plans related to Tenda shares were transferred to the Company Gafisa, responsible for share issuance. At March 31, 2011, the amount of  R$12,544, related to the reserve for granting options of Tenda is recognized under the heading other accounts receivable in current accounts related to real estate ventures of Gafisa.

(iii)  AUSA

Subsidiary AUSA has three stock option plans - the first one launched in 2007, which was approved on June 26, 2007 at the Annual Shareholders' Meeting and the Board of Directors’ Meetings.

On June 1, 2010, two new stock option plans were issued by the Company for granting a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 40% and risk-free interest rate at 9.39%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

15. Equity--Continued

15.3   Stock option plans--Continued

(iii)  AUSA--Continued

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

		2011		2010
		Weighted average		Weighted average
	Number of	exercise price -	Number of	exercise price -
	options	Reais	options	Reais
Options outstanding at the
beginning of the year	1,932	8,012,12	1,557	6,469,28
Options granted	-	-	738	10,477,60
Options exercised	-	-	(46)	7,612,44
Options forfeited /sold	-	-	(317)	7,612,44
Options outstanding at the
end of the year/period	1,932	8,012,12	1,932	8,012,12

The dilution percentage at March 31, 2010 stood at 0.0003%, corresponding to earnings per share after dilution of R$233.4079 (R$233.4086 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$174 in the period ended March 31, 2011.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

16. Income tax and social contribution

(i)                  Current income tax and social contribution

The reconciliation of the effective tax rate for the period ended March 31, 2011 and 2010 is as follows:

	Consolidated
	03/31/2011	03/31/2010
Profit before income and social contribution taxes, and statutory
interest	22,612	92,053
Income tax calculated at the applicable rate – 34%	(7,688)	(31,298)
Net effect of subsidiaries whose taxable profit is calculated as a
percentage of gross sales	7,332	15,152
Tax losses carryforwards (utilized)	91	10
Stock option plan	(1,143)	(1,082)
Other permanent differences	(3,293)	(5,271)
Unrecorded tax assets	2,855	-
Total current and deferred tax expenses	(1,847)	(22,489)

(ii)                 Deferred income tax and social contribution

Deferred income tax and social contribution are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

The Company recognized tax assets on losses on income tax and social contribution carryforwards for prior years, which do not have maturity term, and which offset is limited to 30% of annual taxable profit, as whose taxable profit is likely to be available for offsetting temporary differences.

The carrying amount of a deferred tax asset is periodically reviewed, and the projections are annually reviewed, in case there are significant factors that may modify the projections, the latter having been reviewed during the year by the Company and approved by the Fiscal Council.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

16. Deferred income and social contribution taxes--Continued

(ii)   Deferred income and social contribution taxes--Continued

       Deferred income and social contribution taxes are from the following sources:

	Individual		Consolidated
	3/31/2011	12/31/2010	3/31/2011	12/31/2010
Assets
Provisions for contingencies and other
temporary differences	99,653	113,827	168,957	168,251
Income and social contribution tax loss
carryforwards	36,195	27,210	154,310	162,081
Tax credits from downstream acquisition	-	-	7,472	7,472
	135,848	141,037	330,739	337,804

Liabilities
Negative goodwill	90,101	90,101	90,101	90,101
Temporary differences	11,805	10,458	24,789	20,104
Differences between income taxed on cash
basis and recorded on an accrual basis	61,843	65,453	276,797	314,204
	163,749	166,012	391,687	424,409

At March 31, 2011, the amount R$19,354 in deferred income and social contribution taxes regarding the taxation of income between cash and accrual basis in the short term are classified in the heading tax obligations.

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Brazilian IRS (SRF) Revenue Procedure No. 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and corresponding projects are concluded.

Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards in the amount of R$10,105, which are under the taxable profit regime, and do not have a history of taxable profit over the last three years, except in subsidiary Tenda.

Management considers that deferred tax assets arising from temporary differences will be realized as the contingencies and events are settled.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

16. Deferred income and social contribution taxes--Continued

(ii)   Deferred income and social contribution taxes--Continued

Based on estimated future taxable profit of Gafisa, the expected recovery of the deferred income tax and social contribution loss carryforwards of the Company and its subsidiary Tenda is:

	Individual	Consolidated
2011	-	6,597
2012	-	16,785
2013	-	23,011
2014	7,937	31,282
2015	10,394	40,965
Other	17,864	35,670
Total	36,195	154,310

17. Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with the objective of hedging is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by Company management. Company and its subsidiaries operations are subject to the risk factors described below:

(i)  Risk considerations

a)    Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

17. Financial instruments --Continued

(i)  Risk considerations--Continued

a)    Credit risk--Continued

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of March 31, 2011, there was no significant credit risk concentration associated with clients.

b)    Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, when considered necessary.

As of March 31, 2011, the Company did not have derivative financial instruments with hedge or speculation objectives, except for the operation that is part of the portfolio of the Arena exclusive investment fund, as disclosed in Note 4.2.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

17. Financial instruments--Continued

(i)  Risk considerations--Continued

c)    Interest rate risk

This arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

d)    Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries.

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Period ended March 31,	Less than			More than
2011	1 year	1 to 3 years	3 to 5 years	5 years	Total
Loans and financing	838,344	324,498	197,209	-	1,360,041
Debentures	71,562	994,692	862,412	-	1,928,616
Suppliers	188,377	-	-	-	188,377
	1,098,283	1,319,190	1,059,621	-	3,477,094

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

17. Financial instruments--Continued

(i)  Considerations on risks--Continued

d)    Liquidity risk--Continued

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: other techniques for which all data that may have a significant effect on the recognized fair value is observable, direct or indirectly.

Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the period ended March 31, 2011 is as under:

	Individual			Consolidated
	Fair value classification
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Cash equivalents	-	3,433	-	-	14,848	-
Marketable securities	-	326,369	-	-	698,277	-

In the period ended March 31, 2011, there were no transfers between the levels 1 and 2 fair value valuation or transfers between levels 3 and 2 fair value valuation. As permitted by IFRS1/CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

17. Financial instruments --Continued

(ii) Fair value of financial instruments

a)    Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable:

(i)  The amounts of cash and cash equivalents, marketable securities, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

(ii) The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

See below the carrying amounts and fair values of financial assets and liabilities at March 31, 2011:

	Consolidated
		3/31/2011		12/31/2010
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets
Cash and cash equivalents	228,700	228,700	256,382	256,382
Marketable securities	698,277	698,277	944,766	944,766
Trade accounts receivable, net
current portion	3,357,761	3,357,761	3,159,459	3,159,459
Trade accounts receivable, net
non-current portion	2,106,770	2,106,770	2,111,929	2,111,929

Financial liabilities
Loans and financing	1,360,041	1,363,302	1,410,178	1,412,053
Debentures	1,928,616	1,929,262	1,879,931	1,890,299
Materials and service suppliers	188,377	188,377	190,461	190,461

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

17. Financial instruments --Continued

(i)            Capital stock management

The objective of the Company’s capital stock management is to guarantee a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support Company business and maximize value to shareholders.

The Company controls its capital structure by making adjustments to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, raise new loans and issue debentures.

There were no changes in objectives, policies or procedures during the periods ended March 31, 2011 and 2010.

The Company included in its net debt structure: loans and financing, debentures and payables to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	Individual		Consolidated
	3/31/2011	12/31/2010	3/31/2011	12/31/2010

Loans and financing (Note 10)	826,499	897,003	1,360,041	1,410,177
Debentures (Note 11)	1,302,598	1,267,496	1,928,616	1,879,931
Payables to venture partners (Note 12)	300,000	300,000	380,000	380,000
(-) Cash and cash equivalents and
marketable securities	(339,986)	(557,387)	(926,977)	(1,201,148)
Net debt	2,089,111	1,907,112	2,741,680	2,468,960
Equity	3,740,618	3,722,235	3,740,618	3,783,669
Equity and net debt	5,829,729	5,629,347	6,482,298	6,252,629

(ii)           Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Company. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

17. Financial instruments --Continued

(iv)  Sensitivity analysis--Continued

At March 31, 2011, the Company has the following financial instruments:

a)  Financial investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI’s)

b)               Loans and financing and debentures linked to the Referential Rate (TR)

c)               Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC).

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing

Scenario II:  Possible – 25% increase/decrease in the risk variables used for pricing

Scenario III:  Remote – 50% decrease in the risk variables used for pricing

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by Management. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

17. Financial instruments--Continued

(iv)  Sensitivity analysis--Continued

As of March 31, 2011:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	28,117	(14,059)	14,059	(28,117)
Loans and financing	High/drop of CDI	(31,475)	15,738	(15,738)	31,475
Debentures	High/drop of CDI	(64,734)	32,367	(32,367)	64,734
Net effect of CDI variation		(68,092)	34,046	(34,046)	68,092
Loans and financing	High/drop of TR	(5,452)	2,726	(2,726)	5,452
Debentures	High/drop of TR	(4,829)	2,415	(2,415)	4,829
Net effect of TR variation		(10,281)	5,141	(5,141)	10,281
Loans and financing	High/drop of IPCA	(370)	185	(185)	370
Net effect of IPCA variation		(370)	185	(185)	370
Customers	High/drop of INCC	109,034	(54,517)	54,517	(109,034)
Inventory	High/drop of INCC	64,923	(32,462)	32,462	(64,923)
Net effect of INCC variation		173,957	(86,979)	86,979	(173,957)

As of December 31, 2010:

		Scenario
		I	II		III
Instrument	Risk	Expected	Drop	High	Drop

Financial investments	High/drop of CDI	41,219	(20,609)	20,609	(41,219)
Loans and financing	High/drop of CDI	(31,913)	15,956	(15,956)	31,913
Debentures	High/drop of CDI	(31,785)	15,892	(15,892)	31,785
Net effect of CDI variation		(22,479)	11,239	(11,239)	22,479
Loans and financing	High/drop of TR	(6,151)	3,076	(3,076)	6,151
Debentures	High/drop of TR	(10,177)	5,089	(5,089)	10,177
Net effect of TR variation		(16,328)	8,165	(8,165)	16,328
Loans and financing	High/drop of IPCA	(334)	167	(167)	334
Net effect of IPCA variation		(334)	167	(167)	334
Customers	High/drop of INCC	113,759	(56,880)	56,880	(113,759)
Inventory	High/drop of INCC	56,323	(28,161)	28,161	(56,323)
Net effect of INCC variation		170,082	(85,041)	85,041	(170,082)

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

18. Related parties

18.1   Balances with related parties

The balances between parent and controlled companies are realized under conditions and prices established between the parties.

Current account	Individual		Consolidated
	3/31/2011	12/31/2010	3/31/2011	12/31/2010

Condominium and consortium (c)	11,929	16,767	11,929	16,767

Purchase/sale of interest (a)	19,236	18,809	(25,891)	(26,318)

Current account – SPEs
Alphaville Urbanismo S.A. (consolidated)	-	-	6,111	8,111
Construtora Tenda (consolidated)	12,989	11,989	38,676	15,709
Gafisa SPE-91 Emp Imob Ltda.	11,174	13,422	13,819	13,422
Gafisa SPE-93 Emp Imob Ltda.	2,680	2,679	-	-
Gafisa SPE-94 Emp Imob Ltda.	3,097	3,096	-	-
Gafisa SPE-95 Emp Imob Ltda.	1,096	1,095	-	-
Gafisa SPE-96 Emp Imob Ltda.	1,658	1,657	-	-
Gafisa SPE-97 Emp Imob Ltda.	2,354	2,353	-	-
Gafisa SPE-98 Emp Imob Ltda.	2,247	2,246	-	-
Gafisa SPE-99 Emp Imob Ltda.	2,348	2,347	-	-
Gafisa SPE-103 Emp Imob Ltda.	2,454	2,453	-	-
Sítio Jatiúca SPE Empreend. Imob. Ltda.	3,346	3,346	8,579	8,579
Gafisa SPE-110 Empr Imob Ltda.	1,707	2,517	11	1
Gafisa SPE-112 Empr Imob Ltda.	5,939	7,282	630	1
Jardins da Barra Des. Imob.	4,891	4,891	125	-
Gafisa SPE 46 Empreend. Imob. Ltda.	(1,003)	(1,663)	3,454	3,894
Blue I SPE Empreend. Imob. Ltda.	(5,071)	725	86	86
Gafisa SPE-50 Empr. Imob. Ltda.	(21,878)	(588)	28	(121)
Other, net	(4,549)	1,582	29,441	16,440
Total SPEs (d)	25,479	61,429	100,960	66,122

Third party’s works (b)	19,771	18,624	19,771	18,625

Grand total (d)	76,415	115,629	106,769	75,196

(a)                                    The balance purchase and sale of interest is mainly composed of the following: (i) transfer of units of interest from subsidiary Cotia to Tenda, on June 29, 2009, when the Private Instrument for Assignment and Transfer of Quotas and Other Covenants was entered into, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 payable through March 2013, plus interest and monetary adjustment; and (ii) the purchase of 70% interest in subsidiary Cipesa (Note 8) for R$25,000.

(b)                                    Refers to operations in third-party’s works.

(c)                                     Refers to transactions between the consortium leader and partners and condominiums.

(d)     The nature of the operations with related parties is described in Note 7.

According to Note 7, in the period ended March 31, 2011 the recognized financial income from interest on loans amounted to R$1,073 in the Company (2010 – R$745).

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

18. Related parties--Continued

18.2   Transactions with related parties--Continued

The information regarding management transactions and compensation is described in Note 21.

18.3   Endorsements, guarantees and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except for certain specific cases in which the Company provides guarantees for its partners. At March 31, 2011 the guarantees provided for partners amounted to R$ 1,455,610.

19. Net operating revenue

	Individual		Consolidated
	3/31/2011	3/31/2010	3/31/2011	3/31/2010

Gross operating revenue
Real estate development, sale and barter
transactions	277,802	419,561	859,889	930,999
Construction services	3,428	7,208	8,207	7,877
Taxes on services and revenues	(30,082)	(13,078)	(67,740)	(31,291)
Net operating revenue	251,148	413,691	800,356	907,585

20. Financial income

	Individual		Consolidated
	3/31/2011	3/31/2010	3/31/2011	3/31/2010

Income from financial investments	9,947	13,080	17,656	21,904
Financial income on loan	1,073	745	1,640	745
Other interest income	31	290	1,068	470
Other financial income	90	526	4,300	810
Financial income	11,141	14,641	24,664	23,929

Interest on funding, net of capitalization	(23,838)	(35,068)	(41,244)	(51,584)
Amortization of debenture cost	(628)	(436)	(711)	(819)
Payables to venture partners	-	-	(8,187)	(6,405)
Banking expenses	(2,187)	(1,840)	(4,468)	(2,952)
Other financial expenses	(2,273)	(1,775)	(1,052)	(1,842)
Financial expenses	(28,926)	(39,119)	(55,662)	(63,602)

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

21. Transactions with management and employees

(i)    Management compensation

       The amounts recorded in general and administrative expenses in the periods ended March 31, 2011 related to the compensation of the Company’s key management personnel are as follows:

	Board of	Fiscal
	Directors	Council	Statutory Board	Total

Number of members	6	3	6	15
Annual fixed compensation (in R$)	238	34	706	978
Salary / Fees	238	34	649	921
Direct and indirect benefits	-	-	56	56
Other	-	-	-	-
Variable compensation (in R$)	-	-	-	-
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Post-employment benefits	-	-	-	-
Share-based payment	-	-	-	-
Monthly compensation (in R$)	79	11	235	326
Total compensation	238	34	706	978

The annual aggregate amount to be distributed among the Company’s key management personnel for 2011, as fixed and variable compensation is R$ 12,345 according to the Annual Shareholders’ Meeting held on April 29, 2011.

(ii)   Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of March 31, 2011, the Company recorded a provision for profit sharing amounting to R$2,133 under the heading general and administrative expenses.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

22. Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. The risk assumptions made are not included in the scope of the review of interim information. Accordingly, they were not audited by our independent public accountants.

The chart below shows coverage by insurance policy and respective amounts at March 31, 2011:

Coverage in
Insurance type	thousands of R$
Engineering risks and completion guarantee	2,873,500
Policy outstanding	240,000
Directors & Officers liability insurance	115,000
3,228,500

23. Earnings per share

In accordance with CPC 41, the Company shall present basic and diluted earnings per share. The comparison data of basic and diluted earnings per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

As mentioned in Note 1, on February 22, 2010, the split of our common shares was approved at the ratio of one share to two new shares issued, increasing the number of shares  to 334,154,274 from 167,077,137. All information related to the number of shares was retrospectively adjusted in order to reflect the split of shares of February 22, 2010.

When the exercise price for the purchase of shares is higher than the market price of shares, the diluted earnings per share are not affected by the stock option. According to CPC 41, dilutive potential shares are not considered when there is a loss, because that would have antidilutive effect. For the year ended December 31, 2010, 0.77% of dilutive potential shares was not considered.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

23. Earnings per share --Continued

The following table shows the calculation of basic and diluted earnings per share.

	3/31/2011	3/31/2010

Basic numerator
Proposed dividends	-	-
Undistributed earnings	13,706	64,819
Undistributed earnings, available for the holders of
common shares	13,706	64,819

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	431,077	362,895

Basic earnings per share – R$	0.0318	0.1786

Diluted numerator
Proposed dividends	-	-
Undistributed earnings	13,706	64,819

Undistributed earnings, available for the holders of
common shares	13,706	64,819

Diluted denominator (in thousands of shares)
Weighted average number of shares (i)	431,077	362,895
Stock options	1,729	2,860

Weighted average number of shares (i)	432,806	365,755

Diluted earnings per share –R$	0.0317	0.1772

(i)      All amounts were retrospectively adjusted to reflect the split of shares approved at the shareholders’ meeting of February 22, 2010.

24. Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, Fit Residencial, Bairro Novo and Tenda, the Company's management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

24. Segment information --Continued

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

Interim information per segment is as follows:

	Gafisa S.A. (i)	Tenda	AUSA	Total 2011
Net operating revenue	407,286	279,446	113,624	800,356
Operating costs	(337,669)	(224,275)	(53,644)	615,588

Gross profit	69,617	55,171	59,980	184,768

Gross margin - %	17.1%	19.7%	52.8%	23.1%

Depreciation and
amortization	(8,381)	(2,677)	(288)	(11,346)
Financial expenses	(41,906)	(4,057)	(9,699)	(55,662)
Financial income	15,871	6,300	2,493	24,664
Tax expenses	(6,773)	6,735	(2,828)	(2,866)

Net income for the year	(20,072)	6,820	26,958	13,706

Customers (short and long
term)	2,971,779	2,109,968	382,383	5,464,130
Inventories (short and long
term)	1,425,812	600,885	200,434	2,227,131
Other assets	1,106,813	719,657	105,301	1,931,771

Total assets	5,504,404	3,430,510	688,118	9,623,032

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

24. Segment information--Continued
	Gafisa S.A. (i)	Tenda	AUSA	Total 2010
Net operating revenue	558,399	280,199	68,987	907,585
Operating cost	(428,624)	(186,973)	(39,332)	(654,929)
Net operating profit	129,775	93,226	29,655	252,656
Gross margin - %	23.2%	33.3%	43.0%	27.8%
Depreciation and
amortization	(8,890)	(1,284)	(64)	(10,238)
Financial expenses	(57,769)	(4,319)	(1,514)	(63,602)
Financial income	22,134	1,543	252	23,929
Tax expenses	(12,912)	(8,458)	(1,119)	(22,489)
Net income for the year	35,955	22,337	6,527	64,819
Customers (short and long
term)	2,518,370	1,343,533	254,229	4,116,132
Inventories (short and long
term)	1,114,018	484,243	158,254	1,756,515
Other assets	2,167,284	642,833	70,049	2,880,166
Total assets	5,799,672	2,470,609	482,532	8,752,813
(i)	Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.;
.

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

Outlook

Outlook 2011 vs. Actual

In 1Q11 Gafisa achieved 10% of the full year launches guidance of between R$ 5.0 billion and R$ 5.6 billion. The slower launches in the first quarter can be partly attributed to delays in licensing approvals, mainly under Tenda segment. These delayed projects held back in Q1 are expected to be launched in Q2, keeping expected share of full year launch guidance, typically in the range of 30%-40%, to be followed by what is a traditionally stronger second half of the year.

With regard to profitability, the 13.3% EBITDA margin came in according to our expectations for the first half guidance range of between 13% and 17%, mainly due to the reasons anticipated in the 4Q10 related to: i) lower recognition of revenue impacting the diluting of fixed costs; ii) delivery of lower margin products by Tenda, due to a lack of standardization among the older products, and by Gafisa, due to cost overruns associated with geographical expansion and projects in Rio de Janeiro; and iii) discounts on finished units.

We continue to expect lower cash burn in the 2Q11, followed by a positive operating cash flow in the 2H11 that should bring the Net Debt/Equity ratio down below 60% at the end of the year.

Considering the aforementioned, current guidance figures for 2011 are as follows:

Launches		Guidance
(R$ million)		2011	1Q11%
Gafisa	Min.	5,000		10%
(consolidated)	Average	5,300	513	10%
	Max.	5,600		9%

EB ITDA M argin (%)		Guidance 1H11	1Q11%
Gafisa	Min.	13.0%		30 bps
(consolidated)	Average	15.0%	13.3%	-170 bps
	Max.	17.0%		-370 bps

Net Debt/Equity (%) -		Guidance
EoP		2011	1Q11%
Gafisa	Max.	< 60.0%	72.0%	1200 bps

(A free translation of the original in Portuguese)

Quarterly information - 03/31/2011 – Gafisa S.A.

Management Statement of Quarterly Information

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)      Management has reviewed, discussed and agreed with the auditor’s opinion expressed in the Review Report of Quarterly Information for the quarter ended March 31, 2011; and

ii)     Management has reviewed and agreed with the interim information for the quarter ended March 31, 2011

Sao Paulo, May 3rd, 2011

GAFISA S.A.

Management

Management Statement on the Review Report

Gafisa S.A. management, CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per article 25 of CVM Instruction 480 issued in December 07, 2009:

i)      Management has reviewed, discussed and agreed with the auditor’s opinion expressed in the Review Report of Quarterly Information for the quarter ended March 31, 2011; and

ii)     Management has reviewed and agreed with the interim information for the quarter ended March 31, 2011

Sao Paulo, May 3rd, 2011

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 01, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer